Exhibit (a)(1)(A)

Offer To Purchase for Cash

All Outstanding A Ordinary Shares and All Ordinary Shares Outstanding at Any Time,

including those represented by American Depositary Shares

of

Denison International plc

at

$24.00 Net Per A Ordinary Share and

$24.00 Net Per Ordinary Share, including those represented

by American Depositary Shares

by

Parker-Hannifin Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M., NEW YORK CITY TIME,

ON THURSDAY, JANUARY 22, 2004, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

This Offer (as defined herein) is being made pursuant to an acquisition agreement, dated as of December 7, 2003, as amended by Amendment No. 1 thereto entered into between Denison and Parker on December 19, 2003 (the “Acquisition Agreement”), between Parker-Hannifin Corporation (“Parker”) and Denison International plc (“Denison”). The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined herein) not less than 90% of the A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), of Denison on a fully diluted basis, and not less than 90% of the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”) of Denison on a fully diluted basis (or such lower percentages as Parker may decide but at least a majority of the outstanding voting power of the Shares on a fully diluted basis) (the “Minimum Condition”). The Offer is also subject to certain other conditions contained in this Offer To Purchase. See the “Introduction” and Sections 1, 19 and 20 of this Offer To Purchase. If at least 90% of the A Ordinary Shares, on a fully diluted basis, and at least 90% of the Ordinary Shares, including those Ordinary Shares represented by ADSs, on a fully diluted basis, are tendered in the Offer and Parker accepts and pays for such tendered A Ordinary Shares and Ordinary Shares, including those Ordinary Shares represented by ADSs, any A Ordinary Shares and Ordinary Shares, including those Ordinary Shares represented by ADSs, not tendered into the Offer will be acquired by Parker in a compulsory acquisition of such Shares pursuant to Sections 428 to 430F of the Companies Act 1985.

The Board of Directors of Denison has unanimously approved and adopted the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer, recommended that shareholders of Denison accept the Offer and tender their Shares pursuant to the Offer, and determined that the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer, are fair to, and in the best interests of, the shareholders of Denison. Certain officers, directors and other beneficial holders of Shares have entered into agreements with Parker to tender or procure the tender of approximately 99% of the A Ordinary Shares on a fully diluted basis and approximately 47% of the Ordinary Shares, including those Ordinary Shares represented by ADSs, on a fully diluted basis. A separate correspondence directly from Denison regarding its Board of Directors’ view of the Offer is being delivered together with this Offer To Purchase.

Any shareholder desiring to tender all or a portion of his, her or its A Ordinary Shares or his, her or its Ordinary Shares (other than those represented by ADSs) should complete and sign the appropriate Form(s) of Acceptance in accordance with the instructions in such Form of Acceptance, mail or deliver such Form(s) of Acceptance and any other required documents to the Depositary (as defined herein) and deliver the share certificates (and/or other documents of title) evidencing those A Ordinary Shares and/or Ordinary Shares to the Depositary along with such Form(s) of Acceptance.

Any shareholder desiring to tender all or a portion of his, her or its ADSs should either (1) complete and sign the appropriate Letter(s) of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in such Letter(s) of Transmittal, mail or deliver such Letter(s) of Transmittal and any other required documents to the Depositary and either deliver the American Depositary Receipts (“ADRs”) evidencing those ADSs and any other required documents to the Depositary along with such Letter(s) of Transmittal or tender those ADSs pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer To Purchase or (2) request its broker, dealer, commercial bank, trust company or other nominee to effect the tender on its behalf. Any shareholder whose ADSs are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the shareholder desires to tender such ADSs. Any shareholder who desires to tender ADSs and whose ADRs evidencing those ADSs are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis must tender those ADSs by following the procedures for guaranteed delivery set forth in Section 3 of this Offer To Purchase.

Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover of this Offer To Purchase. Requests for additional copies of this Offer To Purchase, the Letter of Transmittal, the Form of Acceptance and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

The Information Agent for the Offer is Georgeson Shareholder Communications Inc.

December 19, 2003

SUMMARY TERM SHEET

Parker-Hannifin Corporation, an Ohio corporation, which is referred to in this Offer To Purchase as “Parker,” “we” or “us” is offering to purchase all of the outstanding A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), of Denison International plc, a public limited company organized under the laws of England and Wales, which is referred to in this Offer To Purchase as “Denison”, and all of the outstanding Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”) of Denison, for $24.00 per Share in cash without interest. We refer to Denison International plc throughout this Summary Term Sheet as Denison. The following are some of the questions you, as a shareholder of Denison, may have and answers to those questions. We urge you to read carefully the remainder of this Offer To Purchase, the Letter of Transmittal and the Form of Acceptance because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer To Purchase, the Letter of Transmittal and the Form of Acceptance.

Who is offering to buy my Shares?

Our name is Parker-Hannifin Corporation. We are a public company organized in Ohio. See the “Introduction” and Section 9 — “Certain Information Concerning Parker” of this Offer To Purchase.

What are the classes and amounts of Shares sought in the Offer?

We are seeking to purchase all of the outstanding A Ordinary Shares and Ordinary Shares, including those represented by ADSs. See the “Introduction” to this Offer To Purchase.

How much are you offering to pay and what is the form of payment?

We are offering to pay $24.00 for each A Ordinary Share and each Ordinary Share, including those represented by ADSs, net to you, in cash without interest, subject to reduction only for any applicable backup withholding or stock transfer taxes required by law to be withheld from payments to you. Holders of ADSs will bear all fees associated with the cancellation of their ADSs, which will occur following acceptance of the Offer, under the Deposit Agreement entered into with respect to Denison’s ADS program. See the “Introduction” and Section 1 — “Terms of the Offer” of this Offer To Purchase.

Will the Offer be followed by a Compulsory Acquisition if all the Shares are not tendered in the Offer?

If we accept for payment and pay for not less than 90% of the Ordinary Shares, including those represented by ADSs, on a fully diluted basis, and not less than 90% of the A Ordinary Shares on a fully diluted basis, we will acquire any Shares not validly tendered into the Offer in a compulsory acquisition of such Shares pursuant to Sections 428 to 430F of the Companies Act 1985, which we refer to herein as the Compulsory Acquisition. The remaining shareholders whose Shares are acquired in the Compulsory Acquisition will receive $24.00 net per Share in cash without interest, subject to reduction only for any applicable backup withholding or stock transfer taxes required by law to be withheld from payments to such shareholders. See the “Introduction” to this Offer To Purchase and Section 13 — “Compulsory Acquisition” of this Offer To Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer To Purchase.

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Do you have the financial resources to make payment?

Yes, we will use available cash to purchase all Shares validly tendered and not withdrawn in the Offer and to provide funding for the Compulsory Acquisition of any Shares not validly tendered into the Offer following the successful completion of the Offer, as more fully described above. We anticipate obtaining all of these funds from our existing resources and internally generated funds. The Offer is not conditioned upon any financing arrangements. See Section 10 — “Source and Amount of Funds” of this Offer To Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares;

•	the Offer is solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we are successful with the Offer and assuming relevant thresholds are met, we will acquire any Shares not validly tendered into the Offer for the same cash price per Share in the Compulsory Acquisition.

How long do I have to decide whether to tender in the Offer?

You will have at least until 8:00 a.m., New York City time, on Thursday, January 22, 2004 to decide whether to tender your Shares into the Offer. If you hold ADSs and cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer To Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares” of this Offer To Purchase.

Can the Offer be extended and, if it is extended, how will I be notified?

Assuming all of the conditions to the Offer have not been satisfied or waived, we may elect to extend the Offer at any time before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Under the terms of the Acquisition Agreement, dated as of December 7, 2003, between Denison and Parker, which we refer to herein as the Acquisition Agreement, we are required to extend the Offer, whether or not the Minimum Condition is met, if all other conditions to the Offer have been satisfied or waived, except for those conditions relating to the consent and waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, which we refer to collectively as the HSR Act, and consents and waiting periods under applicable foreign competition laws, in which case we would extend the Offer before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, with each such extension being for a period of no more than 10 business days. We may also elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if we include one, will be an additional period of time beginning after we have purchased Shares tendered during the Offer during which shareholders may tender their Shares and receive the Offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. If we extend the Offer, we will make a public announcement of the extension by issuing a press release. If we decide to provide a subsequent offering period, we will notify shareholders when we announce the results of the Offer. See Section 1 — “Terms of the Offer” of this Offer To Purchase.

What are the most significant conditions to the Offer?

Our obligation to accept for payment, purchase or pay for any Shares tendered into the Offer depends upon a number of conditions, including the following:

•

there must be validly tendered and not properly withdrawn prior to the expiration of the Offer not less than 90% of the Ordinary Shares, including those represented by ADSs, on a fully diluted basis (i.e., as though all options or other shares convertible or exerciseable or exchangeable for Ordinary Shares or ADSs had been so converted, exercised or exchanged), and not less than 90% of the A Ordinary Shares on a fully diluted basis (or such lower percentages as we may decide but at least a majority of the outstanding voting power of the Shares on a fully diluted basis), which condition we refer to in this Offer To Purchase as the Minimum Condition;

•	any applicable waiting period under the HSR Act must have expired or been terminated prior to the expiration of the Offer, including any extensions of the Offer, or, to the extent legally permitted, must have been waived;

•	any applicable consents under foreign competition laws that are required to have been obtained to permit the consummation of the transactions contemplated by the Acquisition Agreement must have been obtained and any applicable waiting periods that are required to have expired or been terminated to permit the consummation of the transactions contemplated by the Acquisition Agreement must have expired or been terminated prior to the expiration of the Offer, including any extensions of the Offer, or, to the extent legally permitted, must have been waived; and

•	the absence of changes or developments occurring after December 7, 2003 that have, or could reasonably be expected to result in, a material adverse effect on the business, assets, condition (financial or otherwise), liabilities or the results of operations of Denison or its subsidiaries taken as a whole, subject to certain exceptions which are more fully described in this Offer To Purchase. See Section 15 — “The Acquisition Agreement” of this Offer To Purchase.

The Offer is also subject to a number of other conditions. See Section 19 — “Certain Conditions of the Offer” of this Offer To Purchase for a description of those conditions and a full description of the conditions listed above.

How do I tender my Shares?

The procedure for tendering A Ordinary Shares and Ordinary Shares that are not represented by ADSs differs from the procedure for tendering ADSs.

To tender your ADSs before 8:00 a.m., New York City time, on Thursday, January 22, 2004, or such later time and/or date to which the Offer is extended:

•	you must deliver your American Depositary Receipts (“ADRs”) evidencing your ADSs and a completed and executed Letter of Transmittal to the Depositary at one of the addresses appearing on the back cover page of this Offer To Purchase; or

•	the Depositary must receive a confirmation of receipt of your ADSs by book-entry transfer and a completed and executed Letter of Transmittal.

If you are a record holder but your ADR is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your ADSs using the enclosed Notice of Guaranteed Delivery. See Section 3 — “Procedure for Tendering Shares — Guaranteed Delivery” of this Offer To Purchase.

To tender your A Ordinary Shares and/or your Ordinary Shares not represented by ADSs before 8:00 a.m., New York City time, on Thursday, January 22, 2004, or such later time and/or date to which the Offer is extended, you must:

•	complete the Form of Acceptance in accordance with the instructions printed on it;

•	sign the Form of Acceptance and, if you are an individual, have your signature witnessed; and

•	return the Form of Acceptance, your share certificates and any other documents evidencing title to your A Ordinary Shares and/or your Ordinary Shares not represented by ADSs by post or by hand to the Depositary at one of the addresses appearing on the back cover page of this Offer To Purchase.

If you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

See Section 3 — “Procedure for Tendering Shares” of this Offer To Purchase.

Until what time can I withdraw previously tendered Shares?

You can withdraw previously tendered Shares at any time until the Offer has expired or been earlier terminated and, if we have not agreed to accept your Shares for payment by February 17, 2004, you can withdraw them at any time thereafter as long as we have not yet accepted Shares for payment. If we decide to provide a subsequent offering period, we will accept Shares tendered during that period immediately upon receipt of those Shares by the Depositary. As a result, you will not be able to withdraw Shares tendered during any subsequent offering period, if one is included. See Section 4 — “Withdrawal Rights” of this Offer To Purchase.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights” of this Offer To Purchase.

What does the Denison Board of Directors think of the Offer?

We are making the Offer pursuant to the Acquisition Agreement. The Denison Board of Directors unanimously:

•	approved and adopted the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer;

•	recommended that the shareholders of Denison accept the Offer and tender their Shares pursuant to the Offer; and

•	determined that the terms of the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer, are fair to, and in the best interests of, the shareholders of Denison.

Denison has prepared a statement containing additional information regarding the determination of the Denison Board of Directors that is being sent to shareholders of Denison together with this Offer To Purchase.

See the “Introduction” to this Offer To Purchase.

Following the completion of the Offer, will Denison continue as a public company?

No. If the Compulsory Acquisition is consummated, Denison will no longer be publicly owned. Even if the Compulsory Acquisition is not consummated, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held ADSs that:

•	the ADSs will no longer meet the published guidelines of the National Association of Securities Dealers Automated Quotation (“Nasdaq”) for continued listing and may be taken off the Nasdaq National Market;

•	there may not be a public trading market for the ADSs; and

•	Denison may cease making filings with the Securities and Exchange Commission, which we refer to herein as the Commission, or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies.

See Section 7 — “Effect of the Offer on the Market for ADSs; Stock Exchange Listing and Exchange Act Registration, and Margin Securities” of this Offer To Purchase.

Have any shareholders already agreed to tender their Shares?

Yes. Certain officers and directors of Denison and other beneficial holders of Shares have entered into tender agreements with us in which they have agreed to tender or procure the tender of an aggregate of 7,005 A Ordinary Shares (or approximately 99% of the outstanding A Ordinary Shares on a fully diluted basis) and an aggregate of 4,715,000 ADSs and 238,734 options exerciseable for 238,734 Ordinary Shares or ADSs (or approximately 47% of the outstanding Ordinary Shares, including those Ordinary Shares represented by ADSs, on a fully diluted basis) to us in the Offer. See Section 15 — “The Acquisition Agreement” of this Offer To Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If the Compulsory Acquisition is consummated, shareholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Compulsory Acquisition is consummated, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares in the Offer. However, even if the Compulsory Acquisition is not consummated, the number of ADSs that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the ADSs. Also, as described above, Denison may cease making filings with the Commission or otherwise being required to comply with the Commission’s rules relating to publicly held companies. See the “Introduction” and Section 8 — “Effect of the Offer on the Market for ADSs, Stock Exchange Listing and Exchange Act Registration, and Margin Securities” of this Offer To Purchase.

How will the Offer affect my options to purchase Shares?

Denison has agreed to take all reasonable commercial actions necessary to provide that all outstanding options to acquire Ordinary Shares or ADSs granted under Denison’s stock option plan, which we refer to herein collectively as the Options, will become fully exercisable and vested no later than immediately prior to the time we accept Shares for payment. See Section 15 — “The Acquisition Agreement” of this Offer To Purchase.

What is the market value of my Shares as of a recent date?

On December 5, 2003, the last trading day before we publicly announced the Offer, the last sale price of Denison ADSs reported on the Nasdaq National Market was $22.50 per ADS. The price payable in the Offer represents a 6.7% premium to that closing price. On December 18, 2003, the last full trading day before the date of this Offer To Purchase, the last sale price of the ADSs reported on the Nasdaq National Market was $23.84 per ADS. We advise you to obtain a recent quotation for the ADSs in deciding whether to tender your Shares. There is no public trading market for the A Ordinary Shares or the Ordinary Shares not represented by ADSs. See Section 6 — “Price Range of the Shares; Dividends on the Shares” of this Offer To Purchase.

Who can I talk to if I have questions about the Offer?

You can call Georgeson Shareholder Communications Inc. at (800) 843-9819 (toll free in the United States) and 00-800-3333-44-33 (toll free in Europe).

Georgeson Shareholder Communications Inc. is acting as the information agent for the Offer. See the back cover of this Offer To Purchase for additional contact information.

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To the Holders of A Ordinary Shares and

Ordinary Shares, including those represented by American Depositary Shares,

of Denison International plc

INTRODUCTION

Parker-Hannifin Corporation, an Ohio corporation (“Parker”), hereby offers to purchase all outstanding A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), and all outstanding Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”) of Denison International plc, a public limited company organized under the laws of England and Wales (“Denison”), at a purchase price of $24.00 per Share, net to the seller in cash, without interest (the “Per Share Amount”), subject to reduction only for any applicable backup withholding or stock transfer taxes required by law to be withheld from payments to you, on the terms and subject to the conditions set forth in this Offer To Purchase and in the related Letter of Transmittal and Form of Acceptance (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Tendering shareholders who have Shares registered in their own name and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction [6] to the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through their broker or other nominee should consult with their broker or nominee as to whether there are any fees applicable to a tender of Shares. Holders of ADSs will bear all fees associated with the cancellation of their ADSs, which will occur following acceptance of the Offer, under the Deposit Agreement entered into with respect to Denison’s ADS program. Parker will pay all charges and expenses of Mellon Investor Services LLC, as the Depositary (the “Depositary”), and Georgeson Shareholder Communications Inc., as the information agent (the “Information Agent”), in connection with the Offer. See Section 21 — “Fees and Expenses” of this Offer To Purchase.

The Board of Directors of Denison (the “Denison Board”) has unanimously:

•	approved and adopted the Acquisition Agreement (as defined herein) and the transactions contemplated by the Acquisition Agreement, including the Offer;

•	recommended that shareholders of Denison accept the Offer and tender their Shares pursuant to the Offer; and

•	determined that the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement are fair to, and in the best interests of, the shareholders of Denison.

The factors considered by the Denison Board in arriving at its decision to approve the Acquisition Agreement and the Offer and to recommend unanimously that Denison shareholders accept the Offer and tender their Shares pursuant to the Offer are described in Denison’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) and being delivered to you by Denison together with this Offer To Purchase. As more fully described in the Schedule 14D-9, Denison has advised Parker that Lazard Frères & Co. LLC (“Lazard”), Denison’s investment banker, delivered to the Denison Board a written opinion dated December 7, 2003, to the effect that, as of such date and based on and subject to the factors and assumptions stated in Lazard’s opinion, the Per Share Amount to be paid to Denison’s shareholders (other than Parker and its affiliates) in the Offer was fair, from a financial point of view, to such Denison shareholders. The full text of Lazard’s written opinion is contained in the Schedule 14D-9 filed with the Commission. Lazard’s written opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion. Shareholders are urged to read the Lazard opinion in its entirety. Lazard’s written opinion is directed to the Denison Board and only addresses the fairness of the consideration in the Offer to Denison’s shareholders (other than Parker and its affiliates) from a financial point of view as of the date of the opinion. Lazard’s written opinion does not address any other aspects of the Offer or any other transactions contemplated by the Acquisition Agreement and does not constitute a recommendation to any holders of Shares as to whether such holder should tender Shares in the Offer or take any other action with respect to any other aspect of the transactions contemplated by the Acquisition Agreement.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 of this Offer To Purchase) not less than 90% of the A Ordinary Shares outstanding on a fully diluted basis and not less than 90% of the Ordinary Shares, including those Ordinary Shares represented by ADSs, outstanding on a fully diluted basis (the “Minimum Condition”). Parker may, however, lower the percentages required to meet the Minimum Condition to percentages that represent not less than a majority of the outstanding voting power of the Shares on a fully diluted basis. The Offer is also subject to certain other conditions set forth in this Offer To Purchase. See Sections 1, 19 and 20 of this Offer To Purchase.

The Offer is being made pursuant to an Acquisition Agreement, dated as of December 7, 2003 (the “Acquisition Agreement”), between Parker and Denison. The Acquisition Agreement provides, among other things, for the commencement of the Offer by Parker and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, and assuming that Parker has acquired not less than 90% of the A Ordinary Shares and not less than 90% of the Ordinary Shares, including those represented by ADSs, in each case, on a fully diluted basis, Parker will effect a compulsory acquisition of any Shares not validly tendered into the Offer pursuant to Sections 428 to 430F of the Companies Act 1985 for the same cash price as Parker offered to shareholders pursuant to the Offer (the “Compulsory Acquisition”).

Denison has informed Parker that, as of November 30, 2003, there were 7,015 A Ordinary Shares issued and outstanding, 9,945,366 Ordinary Shares issued and outstanding, each represented by an ADS, and 599,234 Ordinary Shares reserved for issuance upon the exercise of outstanding stock options (“Options”) granted under Denison’s stock option plan (the “Stock Option Plan”) prior to the date of the Acquisition Agreement. As a result, as of such date, the Minimum Condition would be satisfied if at least 6,314 A Ordinary Shares and 9,490,140 Ordinary Shares, including those Ordinary Shares represented by ADSs, are validly tendered and not properly withdrawn prior to the Expiration Date. Each of Denison’s directors and executive officers other than Bruce A. Smith, Paul G. Dumond, Christopher H. B. Mills and R. James P. Morton, as well as certain other beneficial owners of Shares have entered into tender agreements with Parker, dated as of December 7, 2003 (the “Tender Agreements”), in which they have agreed to tender or procure the tender of an aggregate of 7,005 A Ordinary Shares (or approximately 99% of the outstanding A Ordinary Shares on a fully diluted basis) and 4,715,000 ADSs and Options exercisable for 238,724 Ordinary Shares or ADSs (or approximately 47% of the outstanding Ordinary Shares, including those Ordinary Shares represented by ADSs, on a fully diluted basis) to Parker in the Offer. The Tender Agreements are more fully described in Section 16 — “Additional Covenants of Denison” of this Offer To Purchase.

No dissenters’ rights are available in connection with the Offer.

This Offer To Purchase and the related Letter of Transmittal and Form of Acceptance contain important information that should be read carefully before any decision is made with respect to the Offer.

1.    Terms of the Offer

On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Parker will accept for payment (and thereby purchase) all Shares that are validly tendered and not withdrawn in accordance with Section 4 of this Offer To Purchase prior to the Expiration Date. As used in the Offer, the term “Expiration Date” means 8:00 a.m., New York City time, on Thursday, January 22, 2004, unless and until Parker, in accordance with the terms of the Offer and the Acquisition Agreement, extends the period of time during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, satisfaction or, to the extent permitted by the Acquisition Agreement, waiver of the Minimum Condition. The Offer is also subject to certain other conditions set forth in Section 19 of this Offer To Purchase, including the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), and the receipt of required consents or the expiration or termination of waiting periods that are required to have expired or terminated under applicable foreign competition laws to permit the consummation of the transactions contemplated by the Acquisition Agreement. Subject to the terms of the Acquisition Agreement, without the prior written consent of Denison, Parker will not:

•	decrease the Per Share Amount or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer;

•	amend or waive satisfaction of the Minimum Condition, except Parker may waive satisfaction of the Minimum Condition to lower percentages as Parker may decide but not below a majority of the outstanding voting power of the Shares on a fully diluted basis, or impose additional conditions to the Offer (the “Offer Conditions”);

•	extend the Expiration Date of the Offer (which will initially be 21 business days following the commencement of the Offer) except (a) to extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission; (b) to extend the Offer (with each extension being for a period of not more than 10 business days) in the event that any condition to the Offer is not satisfied or waived at the time that the Expiration Date would otherwise occur, except that, whether or not the Minimum Condition is met, if all other conditions have been satisfied or waived, other than those conditions relating to the HSR Act and consents and waiting periods relating to foreign competition laws, Parker must extend the Offer until the earlier of the date on which the Shares are accepted for payment or the date on which the Acquisition Agreement and the Offer are terminated in accordance with the terms of the Acquisition Agreement; and (c) after the acceptance of and payment for the Shares pursuant to the Offer, extend the Offer for a further period of time by means of a subsequent offering period of not more than 20 business days; or

•	amend any term of the Offer in any manner adverse to the holders of Shares.

Notwithstanding the foregoing, subject to applicable legal requirements, Parker may waive any Offer Condition, other than the Minimum Condition (except Parker may waive satisfaction of the Minimum Condition to lower percentages as Parker may decide but not below a majority of the outstanding voting power of the Shares on a fully diluted basis), in Parker’s sole discretion and the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Assuming the prior satisfaction or waiver of the Offer Conditions, Parker will accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as permitted under the terms of the Offer.

Subject to the terms of the Acquisition Agreement and the rights of tendering shareholders to withdraw their Shares, Parker will retain all tendered Shares until the Expiration Date.

Subject to the applicable regulations of the Commission and the terms of the Acquisition Agreement as described in the preceding paragraphs, Parker also expressly reserves the right, in its sole discretion, at any time or from time to time, to:

•	delay acceptance for payment of, or regardless of whether such Shares were theretofore accepted for payment, payment for, such Shares;

•

amend or terminate the Offer and return all tendered shares to tendering shareholders if any condition referred to in Section 19 — “Certain Conditions of the Offer” has not been satisfied or waived prior to the Expiration Date or upon the occurrence at any time before the Expiration Date of any event specified in Section 19 of this Offer To Purchase, provided, Parker will be required to extend the Offer and will not be permitted to terminate the Acquisition Agreement if, whether or not the Minimum Condition is met, all of the other Offer Conditions have been satisfied or waived, other than the conditions relating to the HSR Act and consents and waiting periods relating to foreign competition laws; or

•	waive any unsatisfied condition (except, without the prior written consent of Denison, the Minimum Condition, except Parker may waive satisfaction of the Minimum Condition to lower percentages as Parker may decide but not below a majority of the outstanding voting power of the Shares on a fully diluted basis), in each case, by giving oral or written notice of such termination, waiver or amendment to Denison and the Depositary.

The rights reserved by Parker in the immediately preceding paragraph are in addition to Parker’s rights described in Section 19 of this Offer To Purchase. Any extension, termination, delay, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Parker may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), which require that material changes be promptly disseminated to holders of Shares), Parker will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to PR Newswire.

If Parker makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Parker will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality, of the changes and will otherwise be subject to the terms of the Acquisition Agreement. In the Commission’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If Parker extends the Offer, is delayed in its purchase of or payment for Shares (whether before or after its acceptance for payment of Shares) or is unable to purchase or pay for Shares for any reason, then, without prejudice to the rights of Parker under the Offer, the Depositary may retain tendered Shares on behalf of Parker and such Shares may not be withdrawn, except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in Section 4 of this Offer To Purchase. The ability of Parker to delay the payment for Shares that Parker has accepted for payment is limited, however, by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder’s offer, unless the bidder elects to offer a subsequent offering period (a “Subsequent Offering Period”) under Rule 14d-11 under the Exchange Act and pays for Shares tendered during the Subsequent Offering Period in accordance with that rule.

Pursuant to Rule 14d-11 under the Exchange Act, Parker may, subject to certain conditions, include a Subsequent Offering Period following the expiration of the Offer on the Expiration Date. Rule 14d-11 provides that Parker may include a Subsequent Offering Period so long as, among other things:

•	the Offer was open for at least 20 business days and has expired;

•	the Offer is for all outstanding shares of the class that is the subject of the Offer;

•	Parker accepts and promptly pays for all shares tendered during the Offer;

•	Parker announces the results of the Offer, including the approximate number and percentage of Shares deposited no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period;

•	Parker immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period; and

•	Parker pays the same form and amount of consideration for all Shares tendered during the Subsequent Offering Period.

A Subsequent Offering Period, if one is included, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which shareholders may tender Shares not tendered during the Offer. Parker does not currently intend to include a Subsequent Offering Period in the Offer, although it reserves the right to do so in its sole discretion. If Parker elects to include a Subsequent Offering Period, it will notify shareholders when it issues a press release announcing the results of the Offer.

Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Per Share Amount, will be paid to shareholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is included.

Denison has provided Parker with its shareholder list and security position listings for the purpose of disseminating the Offer to the shareholders. This Offer To Purchase, the related Letter of Transmittal, Form of Acceptance and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Denison’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment and the satisfaction or waiver of all the conditions to the Offer described in Section 19 of this Offer To Purchase), Parker will accept for payment (and thereby purchase) and pay for all Shares that are validly tendered and not properly withdrawn prior to the Expiration Date, as soon as permitted under the terms of the Offer. Parker will accept for payment (and thereby purchase) and pay for Shares that are validly tendered during any Subsequent Offering Period, if one is included, as soon as practicable after it receives such validly tendered Shares. Subject to the applicable rules of the Commission and the terms of the Acquisition Agreement, Parker expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any other applicable law, government regulation or condition contained in the Acquisition Agreement. See Sections 1, 19 and 20 of this Offer To Purchase.

In all cases, payment for A Ordinary Shares and/or Ordinary Shares not represented by ADSs purchased pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	certificates (and/or other documents of title) evidencing the A Ordinary Shares and/or Ordinary Shares not represented by ADSs;

•	the Form of Acceptance properly completed and duly executed and, if you are an individual, your signature witnessed; and

•	all other documents required by the Form of Acceptance. See Section 3 — “Procedure for Tendering Shares” of this Offer To Purchase.

In all cases, payment for Ordinary Shares represented by ADSs tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	ADRs evidencing such ADSs or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such ADSs into the Depositary’s account at The Depositary Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of this Offer To Purchase;

•	the Letter of Transmittal, properly completed and duly executed (or a facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

•	any other documents required by the Letter of Transmittal.

Holders of ADSs who cannot comply on a timely basis with the foregoing procedures for acceptance of the Offer may be able to tender their ADRs pursuant to the procedures set forth below for guaranteed delivery.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that:

•	the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the ADSs that are the subject of such Book-Entry Confirmation;

•	such participant has received and agrees to be bound by the terms of the applicable Letter of Transmittal; and

•	Parker may enforce such agreement against such participant.

For purposes of the Offer, Parker will be deemed to have accepted for payment (and thereby purchased) tendered Shares if, as and when Parker gives oral or written notice to the Depositary of Parker’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payment from Parker and transmitting payment to the tendering shareholders whose Shares have been accepted for payment. If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Parker is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Parker’s rights described in Section 19 of this Offer To Purchase, the Depositary may, nevertheless, on behalf of Parker, retain the tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 of this Offer To Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest accrue on the consideration to be paid for the Shares by Parker, regardless of any extension of the Offer or any delay in making such payment. No consideration will be mailed to an address in or otherwise transmitted into Australia, Canada or Japan.

If any tendered Shares are not purchased for any reason or if share certificates or ADRs are submitted for more Shares than are tendered, share certificates and ADRs evidencing the Shares not purchased or tendered will be returned pursuant to the instructions of the tendering shareholder without expense to the tendering shareholder (or, in the case of ADSs delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of this Offer To Purchase, the ADSs will be credited to an account maintained at the appropriate Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Parker increases the consideration to be paid per Share pursuant to the Offer, Parker will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not the Shares were tendered prior to the increase in consideration.

3. Procedure for Tendering Shares

All holders of A Ordinary Shares and/or Ordinary Shares not represented by ADSs, including persons in the United States who hold A Ordinary Shares and/or Ordinary Shares not represented by ADSs, have been sent with this Offer To Purchase a Form of Acceptance, which they must use to tender their A Ordinary Shares and/or Ordinary Shares not represented by ADSs and accept the Offer. All holders of Ordinary Shares represented by ADSs have been sent with this Offer To Purchase a Letter of Transmittal and a Notice of Guaranteed Delivery which they must use to tender their ADSs and accept the Offer. Requests for additional or different forms should be directed to the Information Agent at one of the addresses set forth on the back cover page of this Offer To Purchase.

Holders of A Ordinary Shares and Ordinary Shares Not Represented by ADSs

Valid Tenders. In order to validly tender A Ordinary Shares and/or Ordinary Shares not represented by ADSs, any holder of A Ordinary Shares and/or Ordinary Shares not represented by ADSs wishing to accept the Offer in respect of all or any portion of such holder’s A Ordinary Shares and/or Ordinary Shares not represented by ADSs should complete box 1 and 3 and sign box 2 on the Form of Acceptance in accordance with the instructions printed on it. All holders of A Ordinary Shares and/or Ordinary Shares not represented by ADSs who are individuals should sign the Form of Acceptance in the presence of a witness who should also sign box 2 of the Form of Acceptance and provide the other information specified in accordance with the instructions printed on it. Unless witnessed, a Form of Acceptance signed by an individual will not be valid and will not constitute a valid tender by any such individual. A shareholder should complete a separate Form of Acceptance for A Ordinary Shares and/or Ordinary Shares not represented by ADSs held in certificated form but under different designations.

Holders of A Ordinary Shares and/or Ordinary Shares not represented by ADSs should return the completed, signed and, where necessary, witnessed Form of Acceptance to the Depositary. The completed Form of Acceptance, together with the certificates evidencing the A Ordinary Shares and/or Ordinary Shares not represented by ADSs, and/or other documents of title, should be deposited with the Depositary, as soon as possible, but in any event not later than 8:00 a.m., New York City time, on Thursday, January 22, 2004. Any questions as to how to complete the Form of Acceptance should be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover page of this Offer To Purchase.

Letters of Indemnity and Lost Certificates. If certificates evidencing A Ordinary Shares and/or Ordinary Shares not represented by ADSs or other documents of title are lost or are not readily available, a tendering shareholder should still complete, sign and return the Form of Acceptance to the Depositary so as to be received as soon as possible, but in any event not later than 8:00 a.m., New York City time, on Thursday, January 22, 2004, together with any certificates and other documents of title that are available accompanied by a letter stating that the balance will follow or that such other certificates or documents of title have been lost. If the certificates or other documents of title are lost or not readily available, such shareholder should request the Depositary to send a letter of indemnity for completion in accordance with the instructions given. When completed, the letter of indemnity must be returned to the Depositary, in accordance with the instructions given, in support of the Form of Acceptance.

Any reference in Section 3 of this Offer To Purchase to a shareholder or holder of A Ordinary Shares and/or Ordinary Shares not represented by ADSs includes a reference to the person or persons executing the relevant Form of Acceptance and any person or persons on whose behalf such person or persons executing the Form of Acceptance is/are acting. In the event more than one person executes a Form of Acceptance, the provisions of Section 3 of this Offer To Purchase will apply to them jointly and to each of them.

Holders of Ordinary Shares Represented by ADSs

Valid Tenders. In order to validly tender ADSs pursuant to the Offer, either:

•	the appropriate Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of ADSs, an Agent’s Message), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase prior to the Expiration Date;

•	the ADRs evidencing tendered ADSs must be received by the Depositary at any one of its addresses set forth on the back cover of this Offer To Purchase prior to the Expiration Date or the ADRs evidencing the tendered ADSs must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date; or

•	the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

If ADRs evidencing ADSs are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each such delivery. No alternative, conditional or contingent tenders will be accepted.

The method of delivery of certificates evidencing A Ordinary Shares and/or Ordinary Shares not represented by ADSs, ADRs evidencing ADSs, the Letter of Transmittal, the Form of Acceptance and any other required documents is at the option and sole risk of the tendering shareholder and delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer of ADSs, by Book-Entry Conformation). If delivery is made by mail, registered mail (or, if in the United Kingdom, registered post) with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No acknowledgement of receipt of documents will be given by, or on behalf of, Parker.

Book-Entry Transfer. The Depositary will establish an account with respect to the ADSs at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer To Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of ADSs by causing the Book-Entry Transfer Facility to transfer the ADSs into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. Although delivery of the ADSs may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of ADSs into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of the Letter of Transmittal or other documents to the Book-Entry Transfer Facility does not constitute delivery of the Letter of Transmittal or such other documents to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•	if the Letter of Transmittal is signed by the registered holder of the ADSs tendered therewith (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility system whose name appears on a security position listing as the owner of the ADSs) and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	if such ADSs are tendered for the account of a financial institution (including most commercial banks, savings and loans associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program (an “Eligible Institution”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

ADSs and ADRs. If the ADRs evidencing ADSs are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or if ADRs evidencing ADSs not tendered or not accepted for payment are to be returned to a person other than the registered holder of the ADRs surrendered, then the tendered ADRs evidencing ADSs must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered holder or owners appears on the ADRs, with the signatures on the ADRs or stock powers guaranteed by an Eligible Institution as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Partial Acceptances. If fewer than all of the ADRs evidencing the ADSs delivered to the Depositary are to be tendered, the holder thereof should so indicate in the Letter of Transmittal by filling in the number of ADSs which are tendered in the box entitled “Number of ADS(s) Tendered.” In such case, a new ADR for the remainder of the ADSs evidenced by the former ADR will be sent to the person(s) signing such Letter of Transmittal (or as such person properly indicates thereon) as promptly as practicable following the date the tendered ADSs are purchased. All ADSs delivered to the Depositary will be deemed to have been tendered unless otherwise indicated. See Instruction 4 of the Letter of Transmittal.

In the case of partial tenders, ADSs not tendered will not be reissued to a person other than the registered holder.

Guaranteed Delivery. If a shareholder wishes to tender ADSs pursuant to the Offer and the shareholder’s certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to be received by the Depositary prior to the Expiration Date, the ADSs may nevertheless be tendered if all the following guaranteed delivery procedures are complied with:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Parker with this Offer To Purchase, is received by the Depositary as provided below prior to the Expiration Date; and

•	the ADRs evidencing all tendered ADSs in proper form for transfer or a Book-Entry Confirmation with respect to all tendered ADSs, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees (or, in the case of a book-entry transfer of ADSs, an Agent’s Message) in connection with a book-entry transfer of ADSs, and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery. A “Nasdaq National Market trading day” is any day on which the Nasdaq Stock Market, Inc.’s (“Nasdaq”) Nasdaq National Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include an endorsement by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery and a representation that the shareholder on whose behalf the tender is being made is deemed to own the ADSs being tendered within the meaning of Rule 14e-4 under the Exchange Act.

Notwithstanding any other provision of this Offer To Purchase, payment for ADSs accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of ADRs evidencing (or Book-Entry Confirmation with respect to) the ADSs, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with all required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and all other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering shareholders at the same time, and will depend upon when ADRs are received by the Depositary or Book-Entry Confirmations of such ADSs are received into the Depositary’s account at the Book-Entry Transfer Facility.

Backup Federal Income Tax Withholding. To prevent federal income tax withholding of 28% of the payments made to shareholders with respect to the purchase price of Shares purchased pursuant to the Offer or the Compulsory Acquisition, a shareholder must (i) provide the Depositary with its correct taxpayer identification number (“TIN”) and certify that it is not subject to federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal (see Section 5 of this Offer To Purchase and Instruction 10 of the Letter of Transmittal) or (ii) with respect to Non-U.S. holders (as defined herein), certify as to its foreign status or otherwise establish a valid exemption. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to withholding. All U.S. holders surrendering Shares should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid withholding. Non-U.S. holders should complete and sign an Internal Revenue Service Form W-8, Certificate of Foreign Status (a copy of which may be obtained from the Depositary upon request) in order to avoid withholding. See Instructions 8 and 10 of the Letter of Transmittal and Instruction 12 of the Form of Acceptance.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Parker in its sole discretion, which determination will be final and binding on all parties. Parker reserves the absolute right to reject any or all tenders of Shares determined not to be in proper form or the acceptance of or payment for which may be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Parker also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. None of Parker, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing a Letter of Transmittal or Form of Acceptance, the tendering holder will agree that, effective from and after the date all conditions to the Offer are satisfied, fulfilled or, to the extent permitted, waived (or, in the case of voting by proxy, if the Offer will become unconditional or lapse on the outcome of the resolution in question, or in such other circumstances as Parker may request):

(1)	Parker will be irrevocably appointed to direct the exercise of any votes attaching to any Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn (the “Accepted Shares”) and any other rights and privileges attaching to such Shares, including any right to request an extraordinary general meeting of shareholders; and

(2)	the execution of the Letter of Transmittal, Form of Acceptance and its delivery to the Depositary will constitute:

•	an appointment of the Depositary to act on behalf of the tendering holder of Accepted Shares, subject to such holder’s withdrawal rights, including, without limitation, to complete and execute any form of transfer or renunciation with respect to such tendered Shares, deliver such form of transfer or renunciation and take any other act desirable to vest in Parker ownership of such tendered Shares;

•	an authority to Denison or its agents from the tendering holder of Accepted Shares to send any notice, circular, warrant, document or other communication that may be required to be sent to him as a holder of Shares, to Parker care of the Depositary;

•	an agreement to ratify everything that may be done or effected by any director of, or person authorized by, Parker or the Depositary in exercise of the powers and authorities related to tendering Shares into the Offer;

•	an authority to Parker or its agent to sign any consent to short notice of an extraordinary general meeting on behalf of the tendering holder of Accepted Shares and/or to execute a form of proxy in respect of such Accepted Shares appointing any person nominated by Parker to attend general meetings of Denison and any adjournment thereof and to exercise the votes attaching to the Accepted Shares on his or her behalf;

•	the agreement of such tendering holder of Accepted Shares not to exercise any of such rights (mentioned under the fourth bullet above) without the consent of Parker and the irrevocable undertaking of such tendering holder of Accepted Shares not to appoint a proxy for or to attend any such extraordinary general meetings (mentioned under the fourth bullet above);

•	a representation and warranty that such shareholder (A) has not received or sent copies of this Offer To Purchase or any Letter of Transmittal or Form of Acceptance or any related documents in, into or from Australia, Canada or Japan; (B) is accepting the Offer from outside Australia, Canada and Japan; and (C) is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorized employee of such principal or such principal has given any instructions with respect to the Offer from outside Australia, Canada and Japan;

•	confirmation that such shareholder is entitled to sell and transfer the beneficial ownership of the Accepted Shares and that such Accepted Shares are sold fully paid and nonassessable and with full title guarantee free from all liens, equitable interests, charges, encumbrances and other interests and together with all rights attaching thereto, including, without limitation, the right to all dividends and other distributions declared, paid or made on or after that date; and

•	the agreement of such tendering shareholder to do all such acts and things as are, in the opinion of Parker or the Depositary, reasonably necessary or expedient to vest in Parker or its nominee(s) or such other person(s) as Parker may decide the number of Shares to which the Letter of Transmittal or Form of Acceptance relates and to enable Parker, the Depositary and any of their agents to secure the full benefit of the power and authority granted as described above.

The execution of a Letter of Transmittal (together with any signature guarantees) or Form of Acceptance and its delivery to the Depositary will constitute acceptance of the Offer in respect of Shares tendered with any Letter of Transmittal or Form of Acceptance, subject to the withdrawal rights described in Section 4 of this Offer To Purchase.

Parker reserves the absolute right to require that, in order for Shares to be validly tendered, immediately upon Parker’s acceptance for payment of the Shares, Parker must be able to exercise full voting and other rights with respect to the Shares, including voting at any meeting of shareholders then scheduled.

Parker’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Parker upon the terms and subject to the conditions of the Offer.

Any accidental omission or failure to deliver this Offer To Purchase, the Form of Acceptance, the Letter of Transmittal, any other documents relating to the Offer or any notice required to be delivered under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is, or should be, made will not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person.

All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in Section 3 of this Offer To Purchase, in the Form of Acceptance or in the Letter of Transmittal are given by way of security for the performance of the obligations of the holders of Shares concerned and are irrevocable in accordance with Section 4 of the U.K. Powers of Attorney Act 1971 (or other applicable requirements), except in the circumstances where the person granting the power of attorney or authority validly withdraws his acceptance of the Offer.

References in this section to a shareholder include references to the person or persons executing a Letter of Transmittal or Form of Acceptance and, in the event of more than one person executing a Letter of Transmittal or Form of Acceptance, the provisions of the Letter of Transmittal or Form of Acceptance and this Offer To Purchase apply to them jointly and to each of them.

4. Withdrawal Rights

Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4 of this Offer To Purchase. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Parker as provided in this Offer To Purchase, may also be withdrawn at any time after February 17, 2003, counting the day of commencement (or such later date as may be applicable if the Offer is extended). Notwithstanding the foregoing, no Shares tendered prior to the commencement of or during a Subsequent Offering Period may be withdrawn.

If Parker extends the Offer, is delayed in its purchase of or payment for Shares (whether before or after its acceptance for payment of Shares), or is unable to purchase or pay for Shares for any reason, then, without prejudice to the rights of Parker under the Offer, the Depositary may, subject to the terms of the next paragraph, retain tendered Shares on behalf of Parker and such Shares may not be withdrawn, except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4 of this Offer To Purchase.

The ability of Parker to delay the payment for Shares that Parker has accepted for payment is subject to the terms of the Acquisition Agreement and the provisions of Rule 14e-1(c) under the Exchange Act, which requires that Parker pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer, unless Parker elects to offer a Subsequent Offering Period under Rule 14d-11 under the Exchange Act and pays for Shares tendered during the Subsequent Offering Period in accordance with that rule. See Section 1 of this Offer To Purchase.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered shareholder, if different from that of the person who tendered the Shares. If certificates or ADRs evidencing ADSs have been delivered or otherwise identified to the Depositary then, prior to the release of the certificates or ADRs, the tendering shareholder must also submit the serial numbers shown on the particular certificates or ADRs to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If ADSs have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer To Purchase, the notice of withdrawal must specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn ADSs.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parker, in its sole discretion, which determination will be final and binding on all parties. No withdrawal of Shares will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Parker, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

Withdrawals may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 of this Offer To Purchase.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 of this Offer To Purchase.

5. Material U.S. Federal Income Tax and U.K. Tax Consequences of the Offer and the Compulsory Acquisition

U.S. Federal Income Taxation

General. The following is a summary of material U.S. federal income tax consequences and of the Offer and the Compulsory Acquisition to shareholders whose Shares are purchased pursuant to the Offer or the Compulsory Acquisition. This discussion is for general information only and, with respect to material U.S. federal income tax consequences is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations promulgated and proposed thereunder, and published judicial authority and administrative rulings and practice as currently in effect. Legislative, judicial or administrative authorities or interpretations are subject to change, possibly on a retroactive basis, at any time and a change could alter or modify the statements and conclusions set forth below. It is assumed for purposes of this discussion that the Shares are held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of such shareholder’s personal investment circumstances, or those shareholders subject to special treatment under U.S. federal income tax laws, such as life insurance companies, tax-exempt organizations, foreign corporations and nonresident alien individuals, shareholders who hold their Shares as part of a straddle or a hedging or conversion transaction or to shareholders who acquired their Shares through the exercise of employee stock options or other compensation arrangements. In addition, other than the discussion of U.K. tax consequences below, the discussion does not address any aspect of foreign, state or local income taxation or any other form of taxation that may be applicable to a shareholder.

Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer, including the effect of U.S. state and local tax laws or foreign tax laws.

A U.S. holder refers to a beneficial owner of the Shares that is:

•	a citizen or resident of the United States;

•	a corporation or other entity created or organized in the United States or under the laws of the United States or of any state of the United States;

•	an estate, the income of which is includable in gross income for federal income tax purposes regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one more U.S. persons have the authority to control all substantial decisions of the trust.

A Non-U.S. holder refers to a shareholder that is not a U.S. holder.

U.S. Holders. The receipt by a U.S. holder of cash for Shares pursuant to the Offer or the Compulsory Acquisition will be a taxable transaction under the Code. A tendering U.S. holder will generally recognize gain or loss in an amount equal to the difference between the cash received by the shareholder pursuant to the Offer or the Compulsory Acquisition and the shareholder’s adjusted tax basis in the Shares tendered pursuant to the Offer or acquired pursuant to the acquisition, respectively. That gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the Shares have been held for more than one year. Shareholders are urged to consult their own tax advisors as to the federal income tax treatment of a capital gain or loss (including limitations on the deductibility of a capital loss).

Non-U.S. Holders. A tendering Non-U.S. holder will generally not be subject to U.S. federal income tax on a gain realized on a disposition of Shares unless, among other things:

•	the gain is effectively connected with a trade or business in the United States of that Non-U.S. holder;

•	that Non-U.S. holder is a non-resident alien individual who holds the Shares as a capital asset and who is present in the U.S. for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied; or

•	that Non-U.S. holder is subject to tax under the provisions of the Code on the taxation of certain U.S. expatriates.

Backup Withholding. U.S. federal income tax law requires that a holder of Shares provide the Depositary with his or her correct identification number, which is, in the case of a U.S. holder who is an individual, a social security number, or, in the alternative, establish a basis for exemption from backup withholding. Exempt holders, including corporations, are not subject to backup withholding and information reporting requirements. Non-U.S. holders generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide certification to establish its non-U.S. status in connection with payments received within the United States or from certain U.S.-related payors. If the correct identification number or an adequate basis for exemption is not provided, a holder will be subject to backup withholding at a rate of 28% on any reportable payment. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against that holder’s U.S. federal income tax and may entitle the holder to a refund, if the required information is furnished to the Internal Revenue Service. If a correct taxpayer identification number is not provided, penalties may be imposed by the Internal Revenue Service. You should consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

A tendering U.S. holder should complete the Substitute Form W-9 that is included in the Letter of Transmittal. A tendering Non-U.S. holder should complete an Internal Revenue Service Form W-8, a copy of which may be obtained from the Depositary.

U.K. Taxation

General. The following paragraphs, which are intended as a general guide only and are based on current legislation and U.K. Inland Revenue practice, summarize certain limited aspects of the UK taxation treatment of the acceptance of the Offer, and relate only to the position of certain classes of taxpayers and only those Denison shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their Shares as an investment (otherwise than under a Personal Equity Plan or Individual Savings Account) and are the absolute beneficial owners thereof.

Liability to U.K. taxation of chargeable gains will depend on a shareholder’s circumstances.

The receipt of cash under the Offer will constitute consideration for a disposal of a shareholder’s Shares for the purposes of U.K. taxation of chargeable gains. Such a disposal may give rise to a liability for U.K. taxation of chargeable gains depending on the shareholder’s circumstances.

Different tax treatment may apply to shareholders who have acquired or agreed to acquire their Shares by exercising options under Denison’s option plan, including a possible charge to income tax and national insurance contributions when such an option is exercised.

No stamp duty or stamp duty reserve tax should be payable by Denison’s shareholders as a result of accepting the Offer.

Cash Consideration in U.S. Dollars. In order to calculate the gain arising on the disposal of Shares, a shareholder who receives U.S. dollars pursuant to the Offer will be required for U.K. tax purposes to convert the proceeds into pounds sterling using the rate of exchange at the date of disposal, which is the date upon which the Offer is declared unconditional. Thereafter, a non-corporate shareholder will be deemed to have acquired a new asset for U.K. tax purposes. No gain or loss will arise on the currency when the currency is actually received by the shareholder, but a subsequent disposal of the currency (for example a deposit of the currency into a bank account or its conversion into pounds sterling) may give rise to a further gain or loss which is computed separately from the gain or loss on the Shares. A corporate shareholder will generally be required to bring into account any exchange gains or losses as income for U.K. corporation tax purposes broadly in accordance with its authorized accounting method.

The above summary is intended only as a general guide to the taxation position under U.K. tax legislation and does not constitute tax or legal advice. Any person who is in doubt as to his taxation position or who requires more detailed information should consult his own professional tax advisor.

6. Price Range of the Shares; Dividends on the Shares

According to Denison’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the “Denison Form 10-K”), the ADSs are traded on the Nasdaq National Market under the symbol “DENHY.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the ADSs on the Nasdaq National Market as reported in the Denison Form 10-K with respect to each quarter during Denison’s fiscal years ended December 31, 2002 and 2001, and as reported thereafter by published financial sources with respect to the first three quarters of Denison’s fiscal year ending December 31, 2003. No dividends were paid to Denison’s shareholders for the periods indicated.

	High	Low
2002
First Quarter	20.40	16.35
Second Quarter	19.80	17.30
Third Quarter	18.55	14.25
Fourth Quarter	16.84	13.80

2001
First Quarter	19.00	13.38
Second Quarter	18.75	14.80
Third Quarter	17.75	14.40
Fourth Quarter	16.60	13.30

2003
First Quarter	16.76	14.17
Second Quarter	20.40	14.25
Third Quarter	22.55	18.85

On December 5, 2003, the last full trading day before the public announcement of the execution of the Acquisition Agreement, the last reported sale price on the Nasdaq National Market was $22.50 per ADS. On December 18, 2003, the last full trading day before the commencement of the Offer, the last reported sale price on the Nasdaq National Market was $23.84 per ADS. Shareholders are urged to obtain current market quotations for ADSs.

Dividends. Denison has agreed in the Acquisition Agreement that it will not declare, pay or set aside any dividend or other distribution payable in cash, stock or property or any combination of them with respect to its capital stock pending Parker’s acceptance for payment pursuant to the Offer of Shares validly tendered in the Offer.

7. Effect of the Offer on the Market for ADSs, Stock Exchange Listing and Exchange Act Registration, and Margin Securities

The purchase of Shares pursuant to the Offer and the Compulsory Acquisition will reduce the number of ADSs that might otherwise trade publicly and may reduce the number of holders of ADSs, which could adversely affect the liquidity and market value of the remaining ADSs held by shareholders other than Parker. Parker cannot predict whether the reduction in the number of ADSs that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the ADSs or whether it would cause future market prices to be greater or less than the Per Share Amount.

Nasdaq Quotation. Depending upon the number of ADSs purchased pursuant to the Offer, the ADSs may no longer meet the standards for continued listing on the Nasdaq National Market.

To maintain such listing, a security must substantially meet one of two maintenance standards. The first maintenance standard requires that:

•	there be at least 750,000 shares publicly held;

•	the publicly held shares have a market value of at least $5 million;

•	the issuer has stockholders’ equity of at least $10 million;

•	there be at least 400 shareholders of round lots;

•	the minimum bid price per share must be at least $1.00; and

•	there be at least two registered and active market makers.

The second maintenance standard requires that:

•	the issuer have either (1) a market value of listed securities of at least $50 million or (2) total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years;

•	there be at least 1,100,000 shares publicly held;

•	the publicly held shares have a market value of at least $15 million;

•	the minimum bid price per share be at least $1.00;

•	there be at least 400 shareholders of round lots; and

•	there be at least four registered and active market makers.

If these standards for continued listing on the Nasdaq National Market are not met, the ADSs might nevertheless continue to be listed on the Nasdaq SmallCap Market. Continued inclusion in the Nasdaq SmallCap Market, however, would require that:

•	there be at least 300 round lot holders;

•	there be at least 500,000 shares publicly held;

•	the publicly held shares have a market value of at least $1 million;

•	the minimum bid price be at least $1.00;

•	there be at least two registered and active market makers, one of which may be a market maker entering a stabilizing bid; and

•	the issuer has either (A) stockholders’ equity of at least $2.5 million, (B) market value of listed securities of at least $35 million or (C) net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

ADSs held directly or indirectly by directors, officers or beneficial owners of more than 10% of the ADSs are not considered as being publicly held for the purpose of determining whether either of the Nasdaq listing criteria are met.

If the purchase of ADSs pursuant to the Offer causes the ADSs to no longer meet the requirements for continued listing on the Nasdaq National Market or the Nasdaq SmallCap Market as a result of a reduction in the number or market value of publicly held ADSs or the number of round lot holders or otherwise, as the case may be, the market for ADSs could be adversely affected. It is possible that the ADSs would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the ADSs on the part of the securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Parker cannot predict whether the reduction in the number of ADSs that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the ADSs or whether it would cause future market prices to be greater or less than the Offer price.

Parker has been advised by Denison that as of November 28, 2003, there were approximately 18 holders of record of the ADSs. Denison has advised Parker that it believes that the number of beneficial owners of the ADSs as of November 28, 2003, is in excess of 650.

Exchange Act Registration. The ADSs are currently registered under the Exchange Act. Such registration may be terminated upon application of Denison to the Commission if the ADSs are not listed on a national securities exchange and there are fewer than 300 record holders of the ADSs. The termination of registration of the ADSs under the Exchange Act would substantially reduce the information required to be furnished by Denison to holders of ADSs and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), and the requirement of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a), no longer applicable to the ADSs. Furthermore, if the ADSs are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Denison. In addition, “affiliates” of Denison and persons holding “restricted securities” of Denison may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (“the Securities Act”). Parker believes that the purchase of the ADSs pursuant to the Offer may result in the ADSs becoming eligible for termination of registration under the Exchange Act, and it is the intention of Parker to cause Denison to make an application for termination of registration of the ADSs as soon as possible after successful completion of the Offer if the ADSs are then eligible for such termination.

If registration of the ADSs is not terminated prior to the completion of the Compulsory Acquisition, then following the completion of the Compulsory Acquisition, the ADSs will no longer be eligible for Nasdaq quotation and the registration of the ADSs under the Exchange Act will be terminated.

Margin Regulations. The ADSs are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the ADSs might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such ADSs could no longer be used as collateral for loans made by brokers.

If registration of the ADSs under the Exchange Act were terminated, the ADSs would no longer be “margin securities” or be eligible for Nasdaq reporting. Parker intends to seek to cause Denison to terminate the registration of the ADSs under the Exchange Act as soon as possible after consummation of the Offer as the requirements for termination of the registration of the ADSs are met.

8. Certain Information Concerning Denison

General Information. Denison is a public limited company formed under the laws of England and Wales with its principal executive offices located at 14249 Industrial Parkway, Marysville, Ohio 43040 and its telephone number is (937) 644-4500. Denison and its subsidiaries design, manufacture, sell and service highly-engineered components for use in hydraulic fluid power systems, as well as complete hydraulic fluid power systems. The preceding description of Denison’s business has been derived in part from the Denison Form 10-K and is qualified in its entirety by reference to the Denison Form 10-K.

Certain Forecasts. During the course of ongoing discussions between Denison, Parker and their respective financial advisors that led to the execution of the Acquisition Agreement (See Section 11 of this Offer To Purchase), Denison provided Parker with certain business and financial information as of July 2003 for the fiscal years ending December 31, 2003 and December 31, 2004 that is not publicly available. A summary of these forecasts (the “Forecasts”) is as follows: net sales of $181.0 million and $195.1 million, respectively; earnings per share of $1.56 and $1.81, respectively; net cash of $55.7 million and $72.6 million, respectively; and shareholders’ equity of $133.0 million and $151.0 million, respectively.

The Forecasts are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The Forecasts are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, Parker has been advised by Denison that the Forecasts were not prepared by Denison with a view toward public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and that the Forecasts are based upon a variety of estimates and hypothetical assumptions (not all of which were stated therein and not all of which were provided to Parker) made by management of Denison with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, operating and other revenues and expenses, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Denison’s and Parker’s control. The Forecasts are included in this Offer To Purchase only because they were provided to Parker. There can be no assurance that the assumptions made in preparing the Forecasts will prove accurate, and actual results may be materially greater or less than those contained in the Forecasts. In addition, the Forecasts do not take into account any of the transactions contemplated by the Acquisition Agreement, including the Offer and the Compulsory Acquisition. These events may cause actual results to differ materially from the Forecasts.

For these reasons, as well as the bases and assumptions on which the Forecasts were compiled, the inclusion of such Forecasts herein should not be regarded as an indication that Denison, Parker or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the Forecasts should not be relied on as such. Denison, Parker and their respective affiliates and representatives assume no responsibility for the reasonableness, completeness, accuracy or reliability of such Forecasts. Parker has been informed by Denison that neither Denison nor any of its affiliates or representatives has made, or makes, and neither Parker nor any of its affiliates or representatives makes, any representation to any person regarding the information contained in the Forecasts and none of them intends to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

Available Information. Denison is subject to the informational filing requirements of the Exchange Act. In accordance with the Exchange Act, Denison files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Denison is required to disclose in its proxy statements certain information, as of particular dates, concerning Denison’s directors and officers, their remuneration, stock options granted to them, the principal holders of Denison’s securities and any material interest of those persons in transactions with Denison. These reports, proxy statements and other information may be inspected at the Commission’s office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained upon payment of the Commission’s prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, or through the Commission’s website (http://www.sec.gov).

Although Parker does not believe as of the date of this Offer To Purchase that statements contained herein based upon such documents are untrue in any material respect, neither Parker nor the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning Denison, furnished by Denison for inclusion in this Offer To Purchase, or contained in the documents and records referred to herein or for any failure by Denison to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parker.

9. Certain Information Concerning Parker

General Information. Parker is an Ohio corporation. The principal executive offices of Parker are located at 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141. The telephone number of Parker’s principal executive offices is (216) 896-3000.

Parker is a leading worldwide full-line manufacturer of motion control products, including fluid power systems, electromechanical controls and related components. Fluid power involves the transfer and control of power through the medium of liquid, gas or air, in hydraulic, pneumatic and vacuum applications. Fluid power systems move and position materials, control machines, vehicles and equipment and improve industrial efficiency and productivity. Components of a simple fluid power system include a pump which generates pressure, valves which control the fluid’s flow, an actuator which translates the pressure in the fluid into mechanical energy, a filter to insure proper fluid condition and numerous hoses, couplings, fittings and seals. Electromechanical control involves the use of electronic components and systems to control motion and precisely locate or vary speed in automation applications. In addition to motion control products, Parker also is a leading worldwide producer of fluid purification, fluid control, process instrumentation, air conditioning, refrigeration, electromagnetic shielding and thermal management products and designs and manufactures custom-engineered buildings. Also, through Wynn Oil Company and its subsidiaries, Parker develops, manufactures and markets specialty chemical products and maintenance service equipment.

Parker’s investor relations internet website address is www.phstock.com. The contents of Parker’s investor relations website shall not be deemed to be incorporated by any reference to such website in this Offer To Purchase. Parker makes available free of charge on or through its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing or furnishing such material electronically with the Commission.

Parker’s manufacturing, service, distribution and administrative facilities are located in 37 states and worldwide in 43 foreign countries. Its motion control technology is used in the products of its business Segments: Industrial; Aerospace; Climate & Industrial Controls; and Other. The products are sold as original and replacement equipment through product and distribution centers worldwide. Parker markets its products through its direct-sales employees, independent distributors, sales representatives and builder/dealers. Parker products are supplied to approximately 380,000 customers in virtually every significant manufacturing, transportation and processing industry. For the fiscal year ended June 30, 2003, net sales were $6,410,610,000; Industrial Segment products accounted for 69% of net sales, Aerospace Segment products for 17%, Climate & Industrial Controls Segment products for 11% and Other Segment products for 3%.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the executive officers and directors of Parker are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer To Purchase, the Tender Agreements or Schedule I hereto, neither Parker nor, to the knowledge of Parker, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Parker or any of the persons so listed:

•	beneficially owns or has a right to acquire any Shares or any other equity securities of Denison;

•	has effected any transaction in the Shares or any other equity securities of Denison during the past 60 days; or

•	has any agreement, arrangement, or understanding with any other person with respect to any securities of Denison (including any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

As a result of the Tender Agreements, Parker may be deemed for U.S. federal Securities laws purposes to beneficially own and have the shared power to dispose of 7,005 A Ordinary Shares (representing approximately 99% of the outstanding A Ordinary Shares as of November 30, 2003 on a fully diluted basis) and 4,715,000 ADSs and 238,734 Options each exerciseable for one Ordinary Share or ADS (representing approximately 47% of the outstanding Ordinary Shares, including those Ordinary Shares represented by ADSs, as of November 30, 2003 on a fully diluted basis) subject to the Tender Agreements. Parker disclaims this beneficial ownership.

Except as set forth in this Offer To Purchase (including, without limitation, Schedule I hereto), there have been no transactions that would require reporting under the rules and regulations of the Commission between Parker and any of its respective subsidiaries or, to the knowledge of Parker, any of the persons listed in Schedule I hereto, on the one hand, and Denison or any of its executive officers, directors or affiliates, on the other hand.

Except as set forth in this Offer To Purchase, the Acquisition Agreement and the Tender Agreements, there have been no material contacts, negotiations or transactions between Parker or any of its respective subsidiaries or, to the knowledge of Parker, any of the persons listed in Schedule I hereto, on the one hand, and Denison or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation, acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Parker is subject to the informational filing requirements of the Exchange Act. In accordance with the Exchange Act, Parker files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Parker is required to disclose in its proxy statements certain information, as of particular dates, concerning Parker’s directors and officers, their remuneration, stock options granted to them, the principal holders of Parker’s securities and any material interest of those persons in transactions with Parker. These reports and other documents should be available for inspection and copies should be obtainable from the offices of the Commission in the same manner as set forth under the heading “Available Information” in Section 8 of this Offer To Purchase.

10. Source and Amount of Funds

The total amount of funds required by Parker to pay the aggregate purchase price to be paid pursuant to the Offer and the Compulsory Acquisition, to cash out the Options and to pay the fees and expenses related to the Offer and the Compulsory Acquisition is estimated to be approximately $252,915,000. Parker plans to obtain the funds from cash on hand and an issuance of commercial paper.

11. Background of the Offer

From time to time during the last several years, officers of Parker have discussed with officers of Denison potential joint business arrangements, including a potential business combination. In July 2003, in connection with an auction process initiated by Denison, Lazard, Denison’s investment banker, contacted Parker, on behalf of Denison, to solicit interest with respect to its potential interest in a business combination with Denison. On July 22, 2003, Denison and Parker executed a confidentiality agreement, and thereafter, Denison provided Parker with a confidential information memorandum with respect to Denison.

On August 5, 2003, Lazard representatives visited Parker’s corporate headquarters on behalf of Denison to broadly review plans for the auction process contemplated by Denison.

On August 18, 2003, Parker submitted a written, non-binding indication of interest for the acquisition of 100% of the outstanding equity interests of Denison in a cash tender offer at a price of $20 to $24 per Share.

Parker was subsequently invited to conduct a due diligence review of Denison consisting of data room investigations, management presentations, and plant visits.

On September 4 and 5, 2003, Parker representatives visited data rooms in Columbus, Ohio at the offices of Frost Brown Todd LLC and in Frankfurt, Germany at the offices of Willkie Farr & Gallagher LLP. Thereafter and continuing until December 5, 2003, Parker and its legal counsel continued their due diligence examinations of Denison. During this time period, Parker also engaged in a number of conference calls with Lazard representatives and Denison’s senior management with respect to Denison’s business.

On September 22, 2003, Parker received a formal invitation to submit a definitive proposal to acquire all the outstanding shares of Denison, which set forth the procedures by which Denison would entertain proposals. Subsequently, Parker received the bid procedures letter together with a form of acquisition agreement and a form of tender agreement with respect to the proposed tender of shares by certain of Denison’s directors, executive officers and other stockholders in connection with the proposed transaction. The bid procedures letter requested a written definitive proposal be delivered by the close of business on October 22, 2003.

On September 23, 2003, a management presentation was provided to Parker by Denison management at the New York City offices of Willkie Farr & Gallagher LLP. Between September 30, 2003 and October 3, 2003, representatives of Parker visited Denison’s European manufacturing plants. On October 8, 2003, representatives of Parker visited Denison’s manufacturing plant in Marysville, Ohio and on October 9, 2003, representatives from Parker visited Denison’s manufacturing plant in Shanghai, China.

On October 14 and 15, 2003, Parker’s internal auditors met with Denison’s accountants in furtherance of Parker’s due diligence investigation.

On October 22, 2003, Parker convened a regularly scheduled meeting of the Board of Directors of Parker (the “Parker Board”). At this meeting, Parker management made presentations regarding the proposed transaction. Subsequently, the Parker Board unanimously authorized Parker management to submit a formal proposal for the acquisition of Denison and to enter into negotiations in that respect.

On November 4, 2003 Parker submitted a letter offering to pay $23 per Share in cash for all outstanding Shares of Denison, subject to, among other things, negotiation of final definitive agreements and receipt of regulatory approvals and the satisfactory completion by Parker of ongoing due diligence. The letter was followed up on November 7, 2003 by mark-ups of the forms of acquisition and tender agreements.

On November 13, 2003, Denison’s legal counsel contacted Parker’s legal counsel for the purpose of discussing and clarifying certain provisions in the marked-up acquisition and tender agreements.

On November 18, 2003, representatives of Denison delivered to Parker and its representatives a revised acquisition agreement.

On November 24 and 25, 2003, a negotiating session was held between the parties and Parker ultimately agreed to increase its offer to $24 per share subject to the negotiation of the terms and provisions of the Acquisition Agreement, the Tender Agreements and certain non-compete agreements to Parker’s satisfaction.

Beginning on November 26, 2003 and continuing through December 6, 2003, representatives of Parker and Denison, together with their respective financial and legal advisors, continued to negotiate the specific terms and provisions of the acquisition agreement and the tender agreements, including, without limitation, the conditions to the closing of the offer, the non-solicitation provisions and the circumstances under which the parties could terminate the acquisition agreement. On December 4, 2003, Parker was advised that another bidder had submitted a proposal for Denison late the night before and that Denison was evaluating the new proposal. Late December 5, 2003, Parker was informed that Denison determined to continue to pursue a business combination with Parker. Thereafter, representatives of Parker and Denison and their respective legal advisors worked to finalize the transaction documents.

At a meeting held on December 7, 2003, the Denison Board unanimously (i) approved and adopted the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer, (ii) recommended that Denison’s shareholders accept the Offer and tender their Shares to Parker pursuant to the Offer and (iii) determined that the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer, are fair to, and in the best interests of, the shareholders of Denison. Subsequent to the meeting, the Acquisition Agreement, the Tender Agreements and the related transaction documents were executed by Parker and the other parties to such agreements.

On December 8, 2003, Parker and Denison issued a joint press release announcing their execution of the Acquisition Agreement.

On December 19, 2003, Parker commenced the Offer.

During the Offer, Parker intends to have ongoing contacts with Denison and its directors, officers, shareholders and representatives.

12. Purpose of the Offer and the Compulsory Acquisition

The purpose of the Offer and the Compulsory Acquisition is to enable Parker to acquire, in one or more transactions, control of, and the entire equity interest in, Denison. The Offer is being made pursuant to the Acquisition Agreement. As promptly as practicable following the purchase of Shares pursuant to the Offer, and provided that Parker has acquired not less than 90% of the A Ordinary Shares and not less than 90% of the Ordinary Shares, including those Ordinary Shares represented by ADSs, in each case on a fully diluted basis, Parker intends to acquire the remaining equity interest in Denison not acquired in the Offer by consummating the Compulsory Acquisition. The acquisition of the entire equity interest in Denison has been structured as a cash tender offer followed by the Compulsory Acquisition in order to provide a prompt and orderly transfer of ownership of Denison from the shareholders of Denison to Parker and to provide the shareholders with cash in an amount equal to the Per Share Amount for each of their Shares.

13. Compulsory Acquisition

If, within four months after the date of this Offer To Purchase, as a result of the Offer or otherwise, and as permitted by the Companies Act 1985 of the United Kingdom (the “Companies Act”), Parker acquires or contracts to acquire not less than 90% of the Ordinary Shares, including those represented by ADSs, on a fully diluted basis and not less than 90% of the A Ordinary Shares on a fully diluted basis, then Parker will be entitled and intends to effect the compulsory acquisition procedures provided for in sections 428 to 430F of the Companies Act to compel the purchase of any outstanding Shares on the same terms as provided in the Offer in accordance with the relevant procedures and time limits described in the Companies Act.

If Parker acquires or contracts to acquire Shares under the Offer and those Shares, with or without any other Shares that Parker has acquired or contracted to acquire, represent not less than 90% of the Ordinary Shares, including those Ordinary Shares represented by ADSs, on a fully diluted basis, and not less than 90% of the A Ordinary Shares, on a fully diluted basis (at a time when the Offer remains open for acceptance), a holder of Shares may require Parker to purchase his Shares on the same terms as provided in the Offer in accordance with the relevant procedures and time limits described in Section 430A of the Companies Act.

If for any reason the above-mentioned compulsory acquisition procedure is not invoked by Parker, Parker will evaluate other alternatives to obtain the remaining Shares not purchased pursuant to the Offer or otherwise. Such alternatives could include acquiring additional Shares in the open market, in privately negotiated transactions, through another offer to purchase or by other means provided under the Companies Act.

Any additional acquisitions could be for a consideration greater or less than, or equal to, the consideration paid for Shares under the Offer.

Holders of Shares do not have appraisal rights as a result of the Offer. However, in the event that the compulsory acquisition procedure referred to above is available to Parker, holders of Shares whose Shares have not been purchased pursuant to the Offer will have certain rights to object under section 430C of the Companies Act.

14. Plans for Denison

Following consummation of the Offer, Parker presently intends to operate the company as a subsidiary under the name of Denison. However, Parker will conduct a further review of Denison and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. After such review, Parker will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist, and reserves the right to effect such actions or changes. Parker’s decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of Denison or its subsidiaries, actions by Denison or its subsidiaries and other factors.

Except as otherwise provided in the Acquisition Agreement and this Offer To Purchase, and for possible transactions between Denison and other subsidiaries of Parker in connection with the integration of business conducted by Denison with the other businesses of Parker and its subsidiaries, Parker and the directors and officers of Parker listed on Schedule I have no current plans or proposals that would result in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Denison or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of the assets of Denison or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Denison;

•	any change in the present Denison Board or management of Denison, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Denison Board or to change any material term of the employment contract of any executive officer;

•	any other material change in Denison’s corporate structure or business;

•	a class of equity securities of Denison to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; or

•	a class of equity securities of Denison becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

15. The Acquisition Agreement

The following is a summary of the material terms of the Acquisition Agreement, and is qualified in its entirety by reference to the complete text the Acquisition Agreement, a copy of which is filed with the Commission as an exhibit to the Schedule TO and is incorporated herein by reference. The Acquisition Agreement should be read in its entirety for a more complete description of the matters summarized below. Immediately prior to the commencement of the Offer, Parker and Denison entered into Amendment No. 1 to the Acquisition Agreement. Under the terms of Amendment No. 1, Parker agreed that it would be required to extend the Expiration Date of the Offer in the event that all of the conditions to the Offer, other than the Minimum Condition and those conditions relating to the HSR Act and consents and waiting periods relating to foreign competition laws, have been satisfied or waived, with each such extension being for a period of ten business days. The following summary of the Acquisition Agreement as well as the other relevant disclosure contained in this Offer To Purchase gives effect to Amendment No. 1 to the Acquisition Agreement. The Acquisition Agreement may be examined, and copies obtained from the offices of the Commission in the same manner as set forth in Section 8 above under the heading “Available Information.” Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Acquisition Agreement.

The Offer. The Acquisition Agreement contemplates the commencement of the Offer and prescribes conditions to the consummation of the Offer. The Acquisition Agreement provides that, without the prior written consent of Denison, Parker will not:

•	decrease the Per Share Amount or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer;

•	amend or waive satisfaction of the Minimum Condition, except Parker may waive satisfaction of the Minimum Condition to lower percentages as Parker may decide but not below a majority of the outstanding voting power of the Shares on a fully diluted basis;

•	impose additional conditions to the Offer;

•	extend the Expiration Date of the Offer (which will initially be 21 business days following the date of commencement of the Offer) except (a) to extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission; (b) to extend the Offer (with each extension being for a period of not more than ten business days) in the event that any condition to the Offer is not satisfied or waived at the time that the Expiration Date would otherwise occur, except that, whether or not the Minimum Condition is met, if all other conditions other than those conditions relating to the HSR Act and consents and waiting periods relating to foreign competition laws have been satisfied or waived, Parker must extend the Offer until the earlier of the date on which the Shares are accepted for payment or the date on which the Acquisition Agreement and the Offer are terminated in accordance with the terms of the Acquisition Agreement; and (c) after the acceptance of and payment for the Shares pursuant to the Offer, extend the Offer for a further period of time by means of a subsequent offering period of not more than 20 business days; or

•	amend any term of the Offer in any manner adverse to the holders of Shares.

If on the initial Expiration Date, which will be January 22, 2004, all conditions to the Offer have not been satisfied or waived, Parker may extend the Expiration Date (with each extension being for a period of not more than ten business days) up to the extent necessary to permit such condition to be satisfied or waived subject to Denison’s right to terminate the Acquisition Agreement, except that if all conditions to the Offer other than the Minimum Condition and those conditions relating to the HSR Act and consents and waiting periods relating to foreign competition laws have been satisfied or waived, Parker must extend the Offer until the earlier of the date on which the Shares are accepted for payment or the date on which the Acquisition Agreement and the Offer are terminated in accordance with the terms of the Acquisition Agreement; provided, however, that in no event will the Expiration Date be extended beyond May 31, 2004, except with the written consent of Denison. Parker will, on the terms and subject to the prior satisfaction or waiver of the Offer Conditions, accept for payment (and thereby purchase) and pay for all Shares that are validly tendered and not properly withdrawn prior to the Expiration Date as soon as permitted under the Offer.

These rights are in addition to Parker’s rights to terminate the Acquisition Agreement as described in Section 16 — “Additional Covenants of Denison” of this Offer To Purchase.

In addition, Parker may, at its sole option, after the date any Shares are purchased pursuant to the Offer commence a subsequent offer pursuant to Rule 14d-11 of the Exchange Act to purchase additional Shares. If Parker commences a subsequent offer, all Shares validly tendered in the subsequent offer would be accepted and paid for as they are tendered at the Per Share Amount and shareholders tendering Shares in connection with the subsequent offering period will not have any withdrawal rights.

Denison made representations and warranties to Parker in the Acquisition Agreement that the Denison Board, at a meeting duly called and held on December 7, 2003, unanimously:

•	approved and adopted the Acquisition Agreement and the transactions contemplated thereby, including the Offer;

•	recommended that the shareholders of Denison accept the Offer and tender their Shares pursuant to the Offer; and

•	determined that the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer, are fair to, and in the best interests of, the shareholders of Denison.

Options. Denison agreed to take all reasonable commercial actions necessary to (i) provide that all then outstanding Options granted under Denison’s stock option plan, each as amended, whether or not then exercisable or vested, become fully exercisable and vested no later than immediately prior to such time as the Shares are accepted by Parker for payment; (ii) enable each holder of Options to exercise his or her Options so as to permit the holder of Options to tender into the Offer the Shares received upon exercise; and (iii) ensure that as soon as possible following such time as the Shares are accepted by Parker for payment no holder of Options or any participant in the Company Option Plan will have any right thereunder to acquire any equity securities of Denison or any subsidiary thereof.

Denison agreed to deliver to each Non-Executive Optionholder (as hereinafter defined) documents pursuant to which each person holding any Options (other than the members of Denison’s Board and Denison’s executive officers) (such persons are hereinafter collectively referred to as the “Non-Executive Optionholders”) may elect to (i) exercise, against delivery to Denison of an undertaking to pay the Aggregate Exercise Price (as hereinafter defined) no later than the date on which the Shares are accepted by Parker for payment, and otherwise on the terms set forth in this paragraph, any and all Options held by such Non-Executive Optionholder, such election to become effective no later than immediately prior to the date on which the Shares are accepted by Parker for payment and (ii) tender into the Offer any Shares received upon the exercise of such Options. The documents delivered to each Non-Executive Optionholder will require each Non-Executive Optionholder electing to tender Shares received upon exercise of Options in accordance with the preceding sentence to instruct and authorize the disbursing or other agent handling the Offer on behalf of Denison) regarding payment and remittance of the aggregate proceeds (with respect to each Non-Executive Optionholder, the “Aggregate Proceeds”) to which such Non-Executive Optionholder will be entitled with respect to the Shares underlying all such Options validly tendered and not withdrawn in the Offer. The Non-Executive Optionholders will authorize that (x) there be remitted to Denison such Aggregate Proceeds, (y) Denison retain, in satisfaction of the undertaking of such Non-Executive Optionholder, the aggregate exercise price, plus interest, if necessary, payable to Denison upon the exercise of such Options (with respect to each Non-Executive Optionholder, the “Aggregate Exercise Price”) and (z) Denison remit to the subsidiary of Denison employing such Non-Executive Optionholder (the “Employing Subsidiary”) an aggregate amount equal to the difference between the (A) Aggregate Proceeds and (B) Aggregate Exercise Price (the difference between (A) and (B) is hereinafter referred to as the “Net Amount”). Promptly following receipt of the Net Amount, the Employing Subsidiary will remit and pay to the Non-Executive Optionholder such amount, net of any applicable taxes payable by such Non-Executive Optionholder (which taxes are required to be withheld or otherwise paid by the Employing Subsidiary on behalf of such Non-Executive Optionholder) in connection with Parker’s purchase of such Non-Executive Optionholder’s Shares in the Offer.

Representations and Warranties of Denison. Pursuant to the Acquisition Agreement, Denison has made representations and warranties with respect to, among other things:

•	the organization, valid existence, good standing, corporate power and authority, and qualifications of Denison and its subsidiaries;

•	the capitalization of Denison and its subsidiaries;

•	the corporate power and authority of Denison to execute and deliver the Acquisition Agreement and to consummate the transactions contemplated thereby;

•	the absence of any material conflict between the Acquisition Agreement (and the transactions contemplated thereby) and any law, regulation, court order, judgment or decree or any material permit, license, agreement, contract or other material instrument or material undertaking of Denison;

•	the absence of required waivers, consents, authorizations, or approvals of, and/or notices to or declarations or filings with, any governmental authority or any other person other than those listed in the Acquisition Agreement or in the disclosure schedules to the Acquisition Agreement;

•	the absence of any material lien created or imposed by the execution and delivery of the Acquisition Agreement;

•	the accuracy and timely filing of the documents filed by Denison with the Commission and securities regulators in the United Kingdom;

•	Denison’s compliance with the requirements of the Sarbanes-Oxley Act of 2002;

•	the compliance of Denison’s consolidated financial statements with applicable accounting requirements and the published rules and regulations of the SEC;

•	the absence of any undisclosed liabilities of Denison or its subsidiaries of any kind whatsoever that are or that could reasonably be expected to be, individually or in the aggregate, material to Denison or any of its subsidiaries taken as a whole;

•	the material compliance by Denison and its subsidiaries with all laws, including those relating to the protection of the environment;

•	required material permits, certificates, licenses, approvals, and other material authorizations of governmental authorities for the conduct of business by Denison and its subsidiaries;

•	receipt of an opinion from Lazard;

•	the absence of litigation, development, or judgment that would reasonably be expected to have a Company Material Adverse Effect (as defined herein);

•	the accuracy and completeness of the information supplied by Denison in connection with the Offer or any other document to be filed with the Commission or any applicable securities regulators in the United Kingdom in connection with the transactions contemplated by the Acquisition Agreement;

•	the material compliance of Denison’s filings with the Exchange Act and the completeness and accuracy of same;

•	certain environmental matters;

•	the inapplicability of all relevant anti-takeover laws, including the U.K. City Code on Takeovers and Mergers, to the Offer, the Acquisition Agreement, the Tender Agreements, and any of the transactions contemplated thereby;

•	employee benefit plans maintained by Denison or any of its subsidiaries and those plans’ compliance with applicable law;

•	patents, trademarks and other intellectual property rights that are used in or necessary for the operation of the business of Denison or one of its subsidiaries;

•	certain tax returns required to be filed and certain taxes required to be paid by Denison and its subsidiaries;

•	the absence of certain changes or events since January 1, 2003, including that there has not been any change in or effect on the business of Denison that has had or can be reasonably expected to have a material adverse effect on the business, assets, condition (financial or otherwise), liabilities or results of operations of Denison and its subsidiaries taken as a whole, except for any such effects resulting from (i) the announcement of the transactions contemplated by the Acquisition Agreement, (ii) changes in general economic or political conditions or the securities markets, or (iii) changes in conditions generally applicable to persons engaged in the businesses engaged in by Denison or any of its subsidiaries, except in the case of clauses (ii) and (iii), to the extent that such effects have a materially disproportionate impact on Denison and its subsidiaries taken as a whole when compared to other persons engaged in the businesses in which Denison and its subsidiaries are engaged (a “Company Material Adverse Effect”);

•	the interests of Denison or any of its subsidiaries in real property, either owned or leased;

•	the absence of any shareholders’ rights agreement limiting or impairing the purchase of shares in Denison or any of its subsidiaries;

•	the continuing business relationship between Denison or any of its subsidiaries and all major suppliers, customers and distributors;

•	the absence of any labor or collective bargaining agreements beyond those specified in the disclosure schedules to the Acquisition Agreement;

•	all material insurance policies in force regarding Denison or any of its subsidiaries;

•	each business or product line acquired or sold by Denison or any subsidiary since January 1, 1998;

•	confidentiality agreements, including standstill provisions, executed and delivered to Denison by each bidder for Denison;

•	the absence of certain transactions with affiliates;

•	certain material contractual obligations of Denison or any of its subsidiaries; and

•	the absence of brokerage or finders fees or commissions payable in connection with the Acquisition Agreement and the transactions contemplated thereby (other than with respect to fees payable to Lazard).

Representations and Warranties of Parker. Pursuant to the Acquisition Agreement, Parker has made representations and warranties with respect to, among other things:

•	the organization, valid existence, good standing, corporate power and authority of Parker;

•	the absence of required waivers, consents, authorizations, or approvals of, and/or notices to or declarations or filings with, any governmental authority or any other person other than those listed in the Acquisition Agreement;

•	the absence of any material conflict between the Acquisition Agreement (and the transactions contemplated thereby) and any law, regulation, court order, judgment or decree or any material permit, license, agreement, contract or other material instrument;

•	the absence of any material lien created or imposed by the execution and delivery of the Acquisition Agreement;

•	the accuracy, completeness and compliance with securities laws relating to the Schedule TO and the other offer documents, together with any amendments thereof or supplements thereto;

•	the availability of funds sufficient to consummate the transactions contemplated by the Acquisition Agreement; and

•	the absence of brokerage or finders fees or commissions payable in connection with the Acquisition Agreement and the transactions contemplated thereby.

16. Additional Covenants of Denison

Conduct of Business of Denison and its Subsidiaries. The Acquisition Agreement obligates Denison, from the date of the Acquisition Agreement until Parker pays for Shares validly tendered pursuant to the Offer, to (i) conduct its business, and cause its subsidiaries to conduct their businesses, in the ordinary course and consistent with past practice, (ii) use its, and cause its subsidiaries to use their, reasonable commercial efforts to preserve intact their business organizations, to keep available the services of their officers and employees and to maintain satisfactory relationships with all persons with whom they do business, (iii) timely file with the Commission all documents required under the Securities Act or the Exchange Act, and (iv) enforce all confidentiality and standstill agreements entered into with persons other than Parker. The Acquisition Agreement also contains specific covenants as to certain impermissible activities of Denison prior to the time at which Parker accepts Shares for payment pursuant to the Offer (“Closing”), which provide that Denison will not (and will cause each of its subsidiaries not to) without the prior written consent of Parker (which consent will not be unreasonably withheld, delayed or conditioned):

•	amend or propose to amend its Memorandum and Articles of Association or by-laws or comparable governing instruments;

•	authorize for issuance, issue, grant, sell, repurchase, acquire, pledge, dispose of, encumber or propose to issue, grant, sell, repurchase, acquire, pledge, dispose of or encumber any shares of, or any subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or rights of any kind to acquire or sell any shares of, the capital stock or other equity securities of Denison or any of its subsidiaries including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of Denison or any of its subsidiaries, except for the issuance of shares pursuant to the exercise of Options outstanding as of the date of the Acquisition Agreement;

•	split, combine or reclassify any shares of its capital stock;

•	declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to Denison or a non-U.S. subsidiary of Denison;

•	directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other equity securities;

•	other than pursuant to agreements or arrangements between Denison and any subsidiary of Denison or agreements or arrangements between subsidiaries of Denison, in each case, in the ordinary course of business consistent with past practice:

•	create, incur or assume any debt for borrowed money, except for:

•	refinancings of existing obligations on terms that are no less favorable to Denison or its subsidiaries than the existing terms,

•	for borrowings under existing credit facilities in the ordinary course of business consistent with past practice, and

•	for accounts payable in the ordinary course; or

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person;

•	except as provided in the disclosure schedules to the Acquisition Agreement, make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person in excess of $100,000 individually or $500,000 in the aggregate (other than to a non-U.S. subsidiary); provided, however, Denison will not make any loans, advances or capital contributions to, or investments in, any U.S. subsidiary;

•	acquire by way of merger, investment, consolidation or otherwise, an operating business (or control of such business) of any other person;

•	other than in the ordinary course of business consistent with past practice, including, without limitation, pursuant to agreements or arrangements between Denison and any subsidiary of Denison or agreements or arrangements between subsidiaries of Denison, voluntarily incur any material liability or material obligation (absolute, accrued, contingent or otherwise);

•	other than pursuant to agreements or arrangements between Denison and any subsidiary of Denison or agreements or arrangements between subsidiaries of Denison, in each case, in the ordinary course of business consistent with past practice, sell, transfer, dispose of, voluntarily create, or take any action that would result in the creation of, a lien on, or otherwise voluntarily encumber, or take any action that would result in an encumbrance of, or agree to sell, transfer, dispose of, create a lien on, or otherwise encumber any assets or properties, real, personal or mixed, subject to limited exceptions;

•	make any change to Denison’s employee benefit plans or agree to increase or increase in any manner or accelerate the payment, right to payment or vesting of the compensation (including bonuses, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits) of any directors or officers of Denison other than annual increases in compensation in the ordinary course of business consistent with past practice;

•	enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate other than as required by law or pursuant to the terms of agreements in effect on the date of the Acquisition Agreement;

•	enter into, amend or voluntarily terminate, or take any action that would result in the termination of, any material contract;

•	waive, release or assign any material rights or material claims, including, without limitation, any confidentiality or standstill agreements with persons other than Parker;

•	enter into any compromise or settlement of, or take any other material action with respect to, any litigation, action, suit, claim, proceeding or investigation, other than the prosecution, defense and settlement of routine litigation, actions, suits, claims, proceedings or investigations in the ordinary course of business;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

•	make or change any material election with respect to taxes;

•	agree to an extension or waiver of the limitation period to any claim or assessment in respect of taxes;

•	make or rescind any tax election or settle or compromise any material claim or material assessment in respect of taxes;

•	except to the extent expressly permitted under the following bullet point, change any method of reporting income, deductions or other items for income or franchise tax purposes;

•	make any change in any method of accounting or accounting practice or policy, except as required by any changes in applicable generally accepted accounting principles;

•	enter into any agreement, understanding or commitment that restrains, limits or impedes Denison’s or any of its subsidiaries’ ability to compete with or conduct any business or line of business;

•	plan, announce, implement or effect any reduction in force program, lay-off program, early retirement program, severance program or other program concerning the termination of employment of employees of Denison or any subsidiary;

•	other than pursuant to agreements or arrangements between Denison and any subsidiary of Denison or agreements or arrangements between subsidiaries of Denison, in each case, in the ordinary course of business consistent with past practice, enter into certain transactions with affiliates; or

•	authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions set forth above.

Access to Information. The Acquisition Agreement provides that, until the date on which Parker accepts for payment, pursuant to the Offer, Shares validly tendered in the Offer, Denison, its accountants and legal counsel will give Parker and its authorized representatives reasonable access, at all reasonable times, to its employees, contracts, agreements, commitments and books and records of or pertaining to Denison or its subsidiaries. Denison has also agreed to permit Parker to make reasonable inspections and investigations as Parker may require, other than certain environmental inspections. Parker agreed not to, absent consultation with and notice to Denison, contact or otherwise participate in any discussions with any customer, supplier, distributor, contractor, employee, or former employee of Denison or any of its subsidiaries. Parker agreed to provide Denison, at Denison’s request, with copies of all final written third party reports resulting from environmental assessments. No investigation by Parker will affect any representation or warranty in the Acquisition Agreement of any party or any condition of the parties’ obligations.

Efforts. Denison and Parker have each agreed to use its reasonable commercial efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Acquisition Agreement. Denison and Parker have also agreed to use reasonable commercial efforts to obtain all necessary waivers, consents and approvals from governmental authorities and other third parties, and to effect all necessary filings under the HSR Act and all foreign antitrust filings. In addition, Denison and Parker have agreed to use all reasonable commercial efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable to satisfy the other conditions of the Offer as described in Section 19 — “Certain Conditions of the Offer” of this Offer To Purchase.

Public Announcements. So long as the Acquisition Agreement is in effect, neither Denison nor Parker is permitted to issue or cause the publication of any press release or any other announcement with respect to the Offer without the written consent of the other party, except for the Schedule 14D-9, in the case of Denison, and the Offer To Purchase and related documents, in the case of Parker, and except where such release or announcement is required by applicable law or pursuant to any applicable listing agreement with, or rules or regulations of the National Association of Securities Dealers (“NASD”) or the New York Stock Exchange.

Compliance. In consummating the transactions contemplated by the Acquisition Agreement, Denison and Parker have agreed to comply in all material respects with the provisions of the Exchange Act and the Securities

Act. Denison and Parker have also agreed to comply, and/or cause their respective subsidiaries to comply or to be in compliance, in all material respects, with all other laws applicable to such transactions.

Indemnification; Directors’ and Officers’ Insurance. The Acquisition Agreement provides that the constitutive documents of Denison or any of its subsidiaries may not be amended, repealed or otherwise modified for a period of six years after the payment for Shares pursuant to the Offer in any manner that would adversely affect the rights thereunder of individuals who, as of the date of the Acquisition Agreement, were directors, officers, agents, employees of Denison or any of its subsidiaries or otherwise entitled to indemnification under the constitutive documents of Denison or any of its subsidiaries (the “Indemnified Parties”) prior to the date on which Parker accepted for payment the Shares validly tendered pursuant to the Offer. Denison agreed, to the fullest extent permitted under applicable law, to indemnify, defend and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including, without limitation, liabilities arising out of the Acquisition Agreement or under the Exchange Act occurring through the Closing Date.

In the event of any such claim, action, suit, proceeding or investigation, whether arising before or after the Closing Date, Denison has agreed to (to the extent permitted under applicable law):

•	pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel must be reasonably satisfactory to Denison, as promptly as statements for the counsel are received; and

•	cooperate in the defense of any such matter;

provided, however, that Denison will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld).

After the payment for Shares pursuant to the Offer, Parker will guarantee the payment obligations of Denison to the fullest extent permitted by law with respect to the indemnification described in this section solely to the extent Denison is permitted under applicable law to satisfy such payment obligations.

The Acquisition Agreement provides further that for six years after the payment for Shares pursuant to the Offer, Denison will be required to maintain or obtain officers’ and directors’ liability insurance covering the Indemnified Parties who are currently covered by Denison’s officers’ and directors’ liability insurance policy. The directors’ and officers’ liability insurance will be on terms not less favorable than those in effect on the date of the Acquisition Agreement in terms of coverage and amounts; provided, however, that Denison will not be required to expend in any year an amount in excess of 150% of the annual aggregate premiums currently paid by Denison for such insurance. In addition, if the annual premiums of such insurance coverage exceed such amount, Denison must maintain as much of such insurance as it can for the given amount. Parker has agreed to cause Denison to reimburse all expenses, including reasonable attorney’s fees and expenses, incurred by any person to enforce the foregoing obligations of Parker and Denison only to the extent permitted under applicable law to reimburse the expenses.

Notification of Certain Matters. Denison has agreed to give prompt notice to Parker if any of the following occur after the date of the Acquisition Agreement:

•	receipt by Denison of any written notice or other communication in writing from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Acquisition Agreement, provided that such consent would have been required to have been disclosed in the Acquisition Agreement;

•	receipt by Denison of any material written notice or other material communication in writing from any governmental authority (including, but not limited to, the NASD or any securities exchange) in connection with the transactions contemplated by the Acquisition Agreement;

•	Denison becomes aware of an occurrence or nonoccurrence of an event that would be reasonably likely to:

•	have a Company Material Adverse Effect;

•	result in a breach of a representation, warranty, covenant or other agreement under the Acquisition Agreement;

•	cause any condition set forth in Section 19 — “Certain Conditions of the Offer” of this Offer To Purchase to be unsatisfied at any time prior to the payment by Parker for Shares validly tendered pursuant to the Offer; or

•	receipt by Denison or any of its subsidiaries of any notice in writing as to:

•	the commencement or threat of any litigation relating to or affecting the consummation of the transactions contemplated by the Acquisition Agreement;

•	alleged noncompliance with or liability under any environmental law that is material to Denison and its subsidiaries taken as a whole; or

•	environmental contamination, involving or affecting Denison or any of its subsidiaries, or any of their respective properties or assets, which is material to Denison and its subsidiaries taken as a whole.

No Solicitation. The Acquisition Agreement provides that Denison and its officers, directors, employees, representatives and agents will immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Company Takeover Proposal (as defined herein) and use their reasonable commercial efforts to obtain the return from all such persons or cause the destruction of all copies of confidential information that Denison provided to such persons and that is still in their possession. Denison agreed not to and agreed to cause its subsidiaries and any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it not to, directly or indirectly:

•	solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal; or

•	participate in any discussions or negotiations regarding any Company Takeover Proposal.

Notwithstanding the restrictions described above, if, at any time prior to the Closing Date:

•	the Denison Board receives an unsolicited, bona fide written Company Takeover Proposal that was made in circumstances not involving a breach of the Acquisition Agreement and the Denison Board determines in good faith, after consultation with and based upon the written advice of outside legal counsel, that the failure to take the prohibited actions specified above would constitute a breach of its fiduciary duties to Denison’s shareholders under applicable law and, after consultation with and based upon the advice of its financial advisor, that such Company Takeover Proposal is a Company Superior Proposal (as hereinafter defined); and

•	prior to furnishing any non-public information to such person, Denison receives from such person an executed confidentiality agreement with provisions no less favorable to Denison than the Confidentiality Agreement (the “Confidentiality Agreement”), dated as of July 22, 2003, by and between Denison and Parker (including the standstill provisions contained therein but provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Denison), then Denison may furnish information with respect to itself to the person making such Company Takeover Proposal and participate in discussions and negotiations with such person regarding such Company Takeover Proposal.

The Acquisition Agreement provides that neither the Denison Board nor any of its committees may:

•	withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parker, the approval or recommendation by the Denison Board or any of its committees of the Acquisition Agreement, the Offer and the other transactions contemplated by the Acquisition Agreement;

•	approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal; or

•	cause Denison to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Company Takeover Proposal (each, a “Company Acquisition Agreement”).

Notwithstanding the foregoing, if prior to the Closing Date:

•	the Denison Board receives an unsolicited, bona fide written Company Takeover Proposal that was made in circumstances not involving a breach of the Acquisition Agreement and determines in good faith,

•	after consultation with and based upon the written advice of outside legal counsel, that the failure to take the prohibited actions specified above would constitute a breach of its fiduciary duties to Denison’s shareholders under applicable law, and

•	after consultation with and based upon the advice of its financial advisor, the Denison Board determines that such Company Takeover Proposal is a Company Superior Proposal; and

•	prior to furnishing any non-public information to such person, Denison receives from such person an executed confidentiality agreement with provisions no less favorable to Denison than the Confidentiality Agreement (including the standstill provisions contained therein but provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Denison), the Denison Board may (subject to the conditions below):

•	withdraw or modify its approval or recommendation of the Offer; or

•	approve or recommend a Company Superior Proposal; or

•	not earlier than the later of the (x) date that is ten business days following the date of the expiration of the Offer (measured by reference to the expiration of the Offer as it exists on the date Denison provides notice to Parker of its intention to withdraw or modify its approval or recommendation of the Offer or approve or recommend a Company Superior Proposal) and (y) the date that is ten business days following the first date on which all Offer Conditions (other than the Minimum Condition) have been satisfied or waived, provided that the Offer has not closed on or before such date, terminate the Acquisition Agreement and concurrently enter into a Company Acquisition Agreement with respect to a Company Superior Proposal.

In order for Denison to take the actions described above:

•	at least five business days must have elapsed following the delivery to Parker of a written notice of such determination by the Denison Board and Denison must have delivered to Parker the written notice described above;

•	during such five business day period, Denison must have otherwise cooperated with Parker with respect to the Company Takeover Proposal that constituted a Company Superior Proposal with the intent of enabling Parker to engage in good faith negotiations to make adjustments in the terms and conditions of the Offer as would enable Parker to proceed with the Offer on such adjusted terms; and

•	at the end of such five business day period, the Denison Board must have continued to reasonably believe that the Company Takeover Proposal constituted a Company Superior Proposal.

Denison will not be permitted, however, to:

•	enter into any agreement (other than a confidentiality agreement consistent with the confidentiality agreement described above) providing for any transaction contemplated by a Company Takeover Proposal for as long as the Acquisition Agreement remains in effect; or

•	affect in any manner any other obligation of Denison under the Acquisition Agreement.

In addition, the Acquisition Agreement provides that Denison must:

•	promptly (and in any event within 24 hours) advise Parker orally and in writing of any request for information or access to the properties, books or records of Denison or any of its subsidiaries or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the person making such request or Company Takeover Proposal and Denison will keep Parker informed in reasonable detail of the terms, status and other pertinent details of any such Company Takeover Proposal; and

•	deliver to Parker concurrently with its delivery to such person any non-public information delivered to such person not previously provided to Parker.

Denison is not prohibited from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Denison’s shareholders if, in the good faith judgment of the Denison Board, after consultation with outside counsel, failure so to disclose would constitute a breach of its fiduciary duties to Denison’s shareholders under applicable law. However, neither Denison nor the Denison Board nor any of its committees, except as expressly permitted by the Acquisition Agreement, may withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Offer or approve or recommend, or propose publicly to approve or recommend, a Company Takeover Proposal.

“Company Takeover Proposal” means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 10% or more of the assets of Denison and its subsidiaries or 10% or more of any class of equity securities of Denison or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of Denison or any of its subsidiaries, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Denison or any of its subsidiaries, other than the transactions contemplated by the Acquisition Agreement.

“Company Superior Proposal” means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 90% of the combined voting power of the Shares then outstanding or all or substantially all the assets of Denison and otherwise on terms which the Denison Board determines in its good faith judgment (based on the advice of its financial and outside legal advisors) to be materially more favorable to Denison’s stockholders (after considering any adjustment to the terms and conditions of the Offer in response to a Company Takeover Proposal) than the Offer and (x) for which financing, to the extent required, is then committed or which is reasonably capable of being financed by such third party and (y) is reasonably likely of being completed.

SEC and Stockholder Filings. Denison agreed to send to Parker a copy of all public reports and materials as and when it sends the same to its shareholders, the Commission or any state or foreign securities commission.

Director Resignations. Denison agreed to use reasonable commercial efforts to cause to be delivered to Parker resignations of any or all the directors of Denison (as will be requested by Parker) to be effective upon the Closing, subject to Parker purchasing not less than 51% of the Shares at the Closing. Denison agreed to use reasonable commercial efforts to cause such directors, prior to resignation, to appoint, and such directors will appoint, new directors nominated by Parker to fill the vacancies.

Shareholder Litigation. Denison will be entitled to control the defense and settlement of any shareholder litigation against Denison and its directors relating to the transactions contemplated by the Acquisition Agreement. Notwithstanding the foregoing, Denison may not effect the settlement of any such shareholder litigation without the consent of Parker unless certain requirements are satisfied.

Board Recommendations. In connection with the Offer, the Denison Board agreed to, subject to the terms outlined above under the heading “No Solicitation,” recommend to the holders of the Shares to tender their Shares in the Offer.

Termination. The Acquisition Agreement may be terminated at any time prior to the Closing:

•	by mutual written consent of Parker and Denison;

•	by either Parker or Denison if any governmental authority has issued, enacted, entered or enforced a law prohibiting the Offer or making it illegal, or an injunction, judgment, order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Acquisition Agreement and such injunction, judgment, order, decree or ruling or other action has become final and nonappealable, provided that such termination right is not available to any party whose failure to perform obligations under the Acquisition Agreement was primarily responsible for such nonappealable determination;

•	by either Parker or Denison if the Offer has not been consummated before May 31, 2004; provided, that neither Parker nor Denison may so terminate the Acquisition Agreement if such party’s failure to fulfill any of its obligations under the Acquisition Agreement is the reason that the Offer was not consummated on or before May 31, 2004;

By Denison, if:

•	there has been a breach of any of Parker’s representations, warranties or covenants under the Acquisition Agreement, which breach has had a material adverse affect on the ability of Parker to consummate the transactions contemplated by the Acquisition Agreement and is incapable of being cured or has not been cured within 20 days of the giving of written notice of the breach by Denison to Parker; or

•	in response to a Company Superior Proposal as described above under “No Solicitation”; provided, that the termination described in this clause will not be effective unless and until Denison has paid to Parker the termination fee described below and complied with all provisions described in the “No Solicitation” section above;

By Parker, if:

•	there was a breach of any of Denison’s representations or warranties (other than certain representations and warranties regarding environmental matters) under the Acquisition Agreement, which breach had or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect and was incapable of being cured or was not cured within 20 days of the giving of written notice to Denison; for purposes of determining whether any such breach of a representation and warranty has occurred, no effect will be given to any limitations in any such representation or warranty arising from the use of the words “material,” “materiality,” or the phrase “Company Material Adverse Effect”;

•	there was a breach in any respect of certain representations and warranties of Denison under the Acquisition Agreement regarding environmental matters;

•	there was a breach in any material respect on the part of Denison of any of its covenants or agreements, which breach was incapable of being cured or was not cured within 20 days after the giving of written notice to Denison;

•	the Denison Board or any committee thereof has withdrawn, modified in a manner adverse to Parker, or publicly taken a position materially inconsistent with, its recommendation or approval of the Acquisition Agreement, the Offer or the other transactions contemplated by the Acquisition Agreement, or failed to reconfirm its recommendation within five business days of a written request to do so, or the Denison Board has resolved or publicly disclosed any intention to take such action;

•	the Denison Board has approved, endorsed or recommended any Company Takeover Proposal other than by Parker, or the Denison Board has resolved or publicly disclosed any intention to take such action; or

•	the Offer expires or is terminated pursuant to its terms without any Shares being purchased pursuant to the Offer by Parker as a result of the occurrence of any of the events set forth in Section 19 — “Certain Conditions of the Offer” of this Offer To Purchase, provided, Parker will be required to extend the Offer and will not be permitted to terminate the Acquisition Agreement if, whether or not the Minimum Condition is met, all of the other Offer Conditions have been satisfied or waived, other than the conditions relating to the HSR Act and consents and waiting periods relating to foreign competition laws.

In the event of the termination of the Acquisition Agreement, and the abandonment of the Offer under this caption, the Acquisition Agreement, other than certain provisions that expressly survive its termination, will become void and there will be no liability on the part of Parker or Denison or any of their respective directors, officers, employees, agents, legal advisors or other representatives, other than certain specified provisions. Notwithstanding the foregoing, no party will be relieved from liability for any breach of any covenant or agreement contained in the Acquisition Agreement or any intentional or willful breach of any representation or warranty contained in the Acquisition Agreement. If the Acquisition Agreement is terminated as provided above, each party has agreed to use its reasonable commercial efforts to redeliver all documents, work papers and other material (including any copies thereof) of any other party relating to the transactions contemplated by the Acquisition Agreement, whether obtained before or after its execution, to the party furnishing the same. Any remedies available to Parker that result from Denison’s willful or intentional breach of any of its representations or warranties are limited to the extent they are prohibited by applicable law.

Parker acknowledged that its only remedies against Denison for a breach of a representation or warranty are:

•	to terminate the Acquisition Agreement in accordance with its terms;

•	to refuse to consummate the Offer to the extent described in Section 19 — “Certain Conditions of the Offer” of this Offer To Purchase; and

•	with respect to intentional or willful breaches of representations and warranties, as provided in this Section 16 — “Additional Covenants of Denison” under the captions “Termination” and “Termination Fee.”

Termination Fee. Denison will pay to Parker a Termination Fee (as defined below) upon the occurrence of the events described below. Denison acknowledges that this Termination Fee was an integral part of the transactions contemplated by the Acquisition Agreement, and that, without it, Parker would not have entered into the Acquisition Agreement. Accordingly, if Denison fails to pay promptly the Termination Fee, and, to obtain such payment, Parker commences a suit that results in a judgment against Denison for the Termination Fee, then, to the extent permitted by applicable law, Denison must pay to Parker its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with the suit, together with interest on the amount of the Termination Fee.

In the event that either:

•

a bona fide Company Takeover Proposal has been made known to Denison or any of its subsidiaries and made known to Denison’s shareholders generally or has been made directly to Denison’s shareholders generally, or any person has publicly announced an intention (whether or not conditional) to make a bona fide Company Takeover Proposal and such Company Takeover Proposal or announced intention has not been withdrawn, and thereafter the Acquisition Agreement is terminated either as a result of the Minimum Condition having not been satisfied or the Closing not occurring before May 31, 2004, or

•	Parker terminates the Acquisition Agreement pursuant to the third or fourth bullets under the caption “Termination — By Parker, if” above or the Acquisition Agreement is terminated at such time as it is terminable by Parker pursuant to those provisions, then Denison will promptly, but in no event later than two business days after the date of such termination, pay Parker a fee equal to $2,300,000 (the “Termination Fee”), payable by wire transfer of same day funds.

If the Acquisition Agreement is terminated by Denison pursuant to the second bullet under the caption “Termination — By Denison, if” above, then Denison will concurrently with such termination pay to Parker the Termination Fee.

If the Acquisition Agreement is terminated at such time that the Acquisition Agreement is terminable pursuant to either (but not both) of (i) any of the first three bullets under the caption “Termination — By Parker, if” above or (ii) the first bullet under the caption “Termination — By Denison, if” above, then, the party whose representations or warranties are willfully or intentionally breached or who has breached its covenants or other agreements contained in the Acquisition Agreement will promptly (but not later than two business days after receipt of written notice from the other party) pay, to the other party, an amount equal to all reasonable and documented out-of-pocket expenses and fees incurred by the other party (including, without limitation, reasonable fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of or in connection with or related to the Offer or the other transactions contemplated by the Acquisition Agreement), not to exceed $1,000,000 in the aggregate (“Out-of-Pocket Expenses”), except as otherwise provided in this paragraph. Notwithstanding the foregoing, in the case of willfully or intentionally breached representations and warranties, payment of Out-of-Pocket expenses may only be paid to the extent not prohibited under applicable law. If any party hereto has breached any covenant set forth in the Acquisition Agreement or willfully or intentionally breached any of its representations or warranties set forth in the Acquisition Agreement, the non-breaching party will, in addition to being paid an amount equal to its Out-of-Pocket Expenses, and subject to the terms of applicable law in the case of a willful or intentional breach by a party of its representations and warranties, be permitted to pursue any remedies available to it at law or in equity. Notwithstanding the foregoing, if Parker receives a Termination Fee as provided above, Parker will not be entitled to any Out-of-Pocket Expenses.

Amendment. The Acquisition Agreement may be amended, modified or supplemented only by a written agreement between Denison and Parker.

The Tender Agreements

The following is a summary of the material terms of the Tender Agreements, and is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed with the Commission as exhibits to the Schedule TO and are incorporated herein by reference. The Tender Agreements should be read in their entirety for a more complete description of the matters summarized below. The Tender Agreements may be examined at, and copies may be obtained from, the offices of the Commission in the same manner as set forth in Section 8 — “Certain Information Concerning Denison” of this Offer To Purchase.

Concurrently with the execution of the Acquisition Agreement, Parker entered into the Tender Agreements with certain Denison directors, executive officers and other shareholders and beneficial owners of Shares, including Mr. Anders C. H. Brag, Mr. E.F. Gittes, Mr. J. Colin Keith, EGI Investments, Ltd., Prudential Bache Nominee Ltd. (as nominee), Witham Management Corporation, Roy Nominees Ltd. (as nominee), Rupert Nicholas Hambro, Ms. Elizabeth Jane Hall and Mr. David Weir, who own an aggregate of approximately 99% of the issued and outstanding A Ordinary Shares on a fully diluted basis and approximately 47% of the Ordinary Shares, including those Ordinary Shares represented by ADSs, on a fully diluted basis. Prudential Bache Nominee Ltd., Witham Management Corporation, Roy Nominees Ltd., Rupert Nicholas Hambro and Elizabeth Jane Hall each executed a power of attorney authorizing Christopher H. B. Mills to execute a Tender Agreement on behalf of each of them. EGI Investments, Ltd. executed a power of attorney authorizing Anders C. H. Brag to execute a Tender Agreement on its behalf.

Pursuant to the Tender Agreements, each tendering shareholder or its nominee has agreed to tender some or all of his, her or its Shares into the Offer no later than the second business day following commencement of the Offer. With respect to any Shares acquired after commencement of the Offer, each tendering shareholder or its nominee has agreed to tender some or all of his, her or its Shares into the Offer within two business days after such Shares are so acquired but in no event later than the expiration of the Offer. The tendering shareholders’ obligations to sell the Shares that are subject to the Tender Agreements are conditioned upon Parker’s acceptance and payment for the Shares tendered in the Offer. Parker’s obligation to accept for payment and pay for the tendered Shares in the Offer is subject to all the terms and conditions of the Offer.

Each tendering shareholder or its nominee agreed that, from December 7, 2003 to the termination of the Tender Agreement to which he, she or it is a party, except as is required to permit the exchange of underlying ADSs for Ordinary Shares, he, she or it will not:

•	sell, transfer, pledge, tender, assign, hypothecate or otherwise dispose of or transfer any interest in, or create or permit to exist any lien on, his, her or its tendered Shares, except for liens arising pursuant to the Tender Agreements; or

•	acquire any Shares or other securities of Denison other than in connection with the exercise of Options.

Each tendering shareholder or its nominee agreed to perform additional acts and execute additional documents and instruments as may be reasonably required to vest in Parker the power to carry out and give effect to the provisions of the respective Tender Agreements.

Each tendering shareholder or its nominee irrevocably and by way of security for the obligations under the respective Tender Agreements appointed Parker and any director or officer of Parker to be his, her or its attorney to sign, execute and deliver on his, her or its behalf the forms of acceptance and other documents required for a valid acceptance of the Offer in respect of the tendered shares. Each tendering shareholder or its nominee also agreed to do all acts and things in his, her or its name as may be reasonably necessary for or incidental to such acceptance and/or conveyance.

The Non-Competition Agreements

The following is a summary of the material terms of the Non-Competition Agreements (as defined below), and is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed with the Commission as exhibits to the Schedule TO and are incorporated herein by reference. The Non-Competition Agreements should be read in their entirety for a more complete description of the matters summarized below. The Non-Competition Agreements may be examined, and copies obtained from the offices of the Commission in the same manner as set forth in Section 8 — “Certain Information Concerning Denison” of this Offer To Purchase.

Concurrently with the execution of the Acquisition Agreement, each of Anders C. H. Brag and J. Colin Keith entered into a non-competition agreement, dated as of December 7, 2003, with Parker (the “Non-Competition Agreements”). Messrs. Brag and Keith each agreed that for a period of five years commencing on the Closing Date, he will not, and will cause each of his affiliates not to, directly or indirectly, personally or through his spouse or immediate family member, individually or jointly in any way, as proprietor, partner, shareholder, member, officer, director, employee, salesperson, consultant or in any other capacity, for his own benefit, or for or with any person, firm or corporation engage in competition with Parker or any of its subsidiaries, anywhere in the world where Denison or Denison’s subsidiaries currently sell, distribute, manufacture, fabricate or provide products, parts for products or services:

•	that are competitive with those manufactured, sold, distributed, fabricated or provided by Denison prior to the Closing Date; or

•	that are competitive with those manufactured sold, distributed, fabricated or provided by Denison, as a business unit of Parker, after the Closing Date, which are logical extensions, on a technological or manufacturing basis, of such products.

Messrs. Brag and Keith also agreed that, for a period of five years commencing on December 7, 2003, he would not, and would cause each of his affiliates not to, directly or indirectly, at any time:

•	solicit or induce (except through general advertisements) any employee, sales representative, supplier, agent or consultant of Denison or its affiliates to terminate his, her or its employment, representation or other association with Denison or its affiliates; or

•	contact or solicit any customers of Denison for the purpose of diverting any existing or future business of such customers to a competing source.

17. Other Matters

Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Compulsory Acquisition following the purchase of Shares pursuant to the Offer in which Parker seeks to acquire the remaining Shares not held by it. Parker, however, believes that Rule 13e-3 will be inapplicable because it is anticipated that (i) the Shares will be deregistered under the Exchange Act or (ii) the Compulsory Acquisition or other business combination will be consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Compulsory Acquisition is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding Denison and certain information regarding the fairness of the Compulsory Acquisition and the consideration offered to minority shareholders be filed with the Commission and disclosed to minority shareholders prior to consummation of the Compulsory Acquisition.

18. Dividends and Distributions

If on or after the date of the Acquisition Agreement Denison:

•	splits, combines or otherwise changes the Shares or its capitalization;

•	acquires Shares or otherwise causes a reduction in the number of Shares;

•	issues or sells additional Shares (other than the issuance of Shares reserved for issuance as of the date of the Acquisition Agreement under option and employee stock purchase plans in accordance with their terms as publicly disclosed as of the date of the Acquisition Agreement) or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing; or

•	discloses that it has taken such action;

then, without prejudice to Parker’s rights under Section 19 — “Certain Conditions of the Offer” of this Offer To Purchase, Parker, in its sole discretion, may make such adjustments in the Per Share Amount and other terms of the Offer as it deems appropriate to reflect such split, combination or other change or action, including, without limitation, the Minimum Condition or the number or type of securities offered to be purchased.

The Acquisition Agreement provides that from the date of the Acquisition Agreement until the Closing, Denison will not, and will not cause each of its subsidiaries not to, without the consent of Parker:

•	split, combine or reclassify any of its capital stock;

•	declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination of them) in respect of its capital stock other than dividends or distributions to Denison or any of its non-U.S. subsidiaries; or

•	directly or indirectly, purchase, redeem or otherwise acquire or offer to acquire any shares of its capital stock or other equity securities.

If on or after the date of the Acquisition Agreement, Denison declares or pays any dividend on the Shares or any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to shareholders of record on a date prior to the transfer into the name of Parker or its nominees or transferees on Denison’s stock transfer records of the Shares purchased pursuant to the Offer, and if Shares are purchased in the Offer, then, without prejudice to Parker’s rights under Section 14 — “Plans for Denison” of this Offer To Purchase:

•	the Per Share Amount will be reduced by the amount of any such cash dividend or cash distribution; and

•	any such non-cash dividend, distribution, issuance, proceeds or rights to be received by the tendering shareholders will:

•	be received and held by the tendering shareholders for the account of Parker and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Parker, accompanied by appropriate documentation of transfer; or

•	after acceptance for payment, at the direction of Parker, be exercised for the benefit of Parker, in which case the proceeds of such exercise will promptly be remitted to Parker.

Pending such remittance and subject to applicable law, Parker will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance, proceeds or rights and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by Parker in its sole discretion.

19. Certain Conditions of the Offer

Notwithstanding any other provision of the Offer or the Acquisition Agreement, and in addition to and not in limitation of Parker’s right to extend or amend the Offer at any time in its sole discretion (subject to the restrictions set forth in the Acquisition Agreement), Parker will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of, any tendered Shares and (except as provided in the Acquisition Agreement) amend or terminate the Offer as to any Shares not then paid for if:

•	the Shares tendered pursuant to the Offer by the expiration of the Offer, including any extensions of the Offer, and not withdrawn represent less than the Minimum Condition;

•	any applicable waiting period under the HSR Act has not expired or been terminated prior to the expiration of the Offer, including any extensions of the Offer;

•

with respect to any antitrust requirement in a foreign jurisdiction, any applicable consent that is required to have been obtained to permit the consummation of the transactions contemplated by the Acquisition Agreement has not been obtained or any applicable waiting period that is required to have expired or been terminated to permit the consummation of the transactions contemplated by the Acquisition

Agreement has not expired or been terminated prior to the expiration of the Offer, including any extensions of the Offer;

•	at any time on or after the date of the Acquisition Agreement and before the expiration of the Offer, including any extensions of the Offer, any of the following conditions exists:

•	other than with respect to antitrust matters (which are provided for in the next bullet point), there has been instituted or pending any action, investigation, or proceeding by any governmental authority seeking an injunction or other order, decree, judgment or ruling or such a governmental authority of competent jurisdiction has promulgated or enacted a law which, in any such case, (i) restrains or prohibits the making or consummation of the Offer, (ii) prohibits or restricts the ownership or operation by Parker (or any of its affiliates or subsidiaries) of any portion of its or Denison’s business or assets which is material to the business of all such entities taken as a whole, or compels Parker (or any of its affiliates or subsidiaries) to dispose of or hold separate any portion of its or Denison’s business or assets which is material to the business of all such entities taken as a whole, (iii) imposes material limitations on the ability of Parker effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Parker on all matters properly presented to the shareholders of Denison, or (iv) imposes limitations on the ability of Parker or any of its affiliates or subsidiaries effectively to control all or any portion of the businesses or assets of Parker or Denison which are material to the business of all such entities taken as a whole;

•	with respect to matters relating to antitrust, there has been instituted or pending any action, investigation, or proceeding by any governmental authority seeking an injunction or other order, decree, judgment or ruling or such a governmental authority of competent jurisdiction has promulgated or enacted a law which, in any such case, (i) restrains or prohibits the making or consummation of the Offer, (ii) prohibits or restricts the ownership or operation by Parker (or any of its affiliates or subsidiaries) of any portion of its or Denison’s business or assets, or compels Parker (or any of its affiliates or subsidiaries) to dispose of or hold separate any portion of its or Denison’s business or assets, (iii) imposes any limitations on the ability of Parker effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Parker on all matters properly presented to the shareholders of Denison, or (iv) imposes limitations on the ability of Parker of any of its affiliates or subsidiaries effectively to control all or any portion of the businesses or assets of Parker or Denison;

•	the Acquisition Agreement has been terminated by Denison or Parker in accordance with its terms;

•	Parker and Denison have agreed in writing that Parker will amend the Offer to terminate the Offer or postpone the payment for Shares pursuant to the Offer;

•	there has occurred after December 7, 2003 any Company Material Adverse Effect, or any change, condition, event, or development that, individually or in the aggregate, could reasonably be expected to result in a Company Material Adverse Effect;

•	the Denison Board or any committee of the Denison Board has (i) withdrawn or modified in any manner adverse to Parker, or publicly taken a position inconsistent with, its approval or recommendation of the Acquisition Agreement, the Offer, or the other transactions contemplated by the Acquisition Agreement, (ii) failed to reconfirm its recommendation within five business days after a written request, (iii) approved, endorsed, or recommended any Company Takeover Proposal, or (iv) resolved or publicly disclosed any intention to take any of the foregoing actions;

•	certain representations and warranties of Denison regarding environmental matters contained in the Acquisition Agreement were not true and correct in all respects on the date of the Acquisition Agreement and as of the date on which the Closing occurs (“Closing Date”) with the same effect as if they were made at and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case those representations and warranties must be true and correct as of that earlier date);

•	the representations and warranties of Denison contained in the Acquisition Agreement (other than certain representations and warranties of Denison regarding environmental matters covered in the preceding bullet point) were not true and correct on the date of the Acquisition Agreement and as of the Closing Date with the same effect as if made at and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case those representations and warranties must be true and correct as of that earlier date), except where the failure to be true and correct (without giving effect to any limitations in any such representation or warranty arising from the use of the words “material,” “materiality,” or the phrase “Company Material Adverse Effect”), individually or in the aggregate, would not have or would not reasonably be expected to have a Company Material Adverse Effect; or

•	Denison has failed to perform in any material respect any of its covenants or agreements required to be performed by it under the Acquisition Agreement, which failure to perform has not been cured prior to the Closing Date.

The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parker and its affiliates and may be (i) asserted by Parker regardless of the circumstances (other than a material breach by Parker of the Acquisition Agreement) giving rise to any such condition or (ii) waived by Parker, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Acquisition Agreement. The failure by Parker at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right and may be asserted at any time and from time to time.

A public announcement may be made of a material change in, or waiver of, such conditions, to the extent required by Rules 14d-4(c) and 14d-6, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

Parker acknowledges that the Commission believes that:

•	if Parker is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares; and

•	the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to most required regulatory approvals.

20. Certain Legal Matters and Regulatory Approvals

Except as described in this Offer To Purchase, based on a review of publicly available filings made by Denison with the Commission and other publicly available information concerning Denison, but without any independent investigation, Parker is not aware of any license or regulatory permit that appears to be material to the business of Denison and its subsidiaries, taken as a whole, that might be adversely affected by Parker’s acquisition of Shares as contemplated in this Offer To Purchase or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of Shares by Parker as contemplated in this Offer To Purchase. If any such approval or other action is required, Parker presently contemplates that such approval or other action will be sought, except as described below under “State Takeover Laws.” There can be no assurance, however, that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Denison’s business or that certain parts of Denison’s business might not have to be disposed of if such approvals were not obtained or other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Parker could decline if permitted by the Acquisition Agreement to accept for payment or pay for any Shares tendered. See Section 19 — “Certain Conditions of the Offer” above for certain conditions to the Offer.

State Takeover Laws. A number of states throughout the United States (including Ohio where Denison is headquartered) have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in those states. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Compulsory Acquisition, Parker believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made certain corporate acquisitions more difficult. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that the laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Other than the Ohio takeover statute, Parker has not attempted to comply with any state takeover statutes in connection with the Offer or the Compulsory Acquisition. Parker reserves the right to challenge the validity or applicability of any state law (including the Ohio takeover statute) allegedly applicable to the Offer or the Compulsory Acquisition, and nothing in this Offer To Purchase nor any action taken in connection herewith is intended as a waiver of that right. If it is asserted that one or more state takeover statutes apply to the Offer or the Compulsory Acquisition, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Compulsory Acquisition, as applicable, Parker may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Parker might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Parker may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 19 “Certain Conditions of the Offer” of this Offer To Purchase.

U.S. Competition Laws. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a fifteen-calendar-day waiting period following the filing by Parker of a Notification and Report Form with respect to the Offer, unless Parker receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. Such filing was made on December 15, 2003, and such waiting period will expire at 11:59 p.m., New York City time, on December 30, 2003. If, however, within the initial fifteen-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parker concerning the Offer, the waiting period will be extended and would expire 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parker with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, the waiting period may be extended only by court order or with the consent of Parker. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while the negotiations continue. For information regarding the obligations of Denison and Parker in this regard, see Section 15 — “The Acquisition Agreement — Consents, Approvals and Filings” of this Offer To Purchase.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Parker’s proposed acquisition of Denison. At any time before or after Parker’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Compulsory Acquisition or seeking the divestiture of Shares acquired by Parker or the divestiture of substantial assets of Parker or its subsidiaries, or Denison or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. While Parker believes that the Offer and Compulsory Acquisition do not involve a violation of antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result of that challenge. See Section 19 — “Certain Conditons of the Offer” of this Offer To Purchase for certain conditions to the Offer, including conditions with respect to antitrust matters.

Foreign Approvals. According to publicly available information, Denison conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Compulsory Acquisition, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on Denison’s or Parker’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Compulsory Acquisition. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that Parker will be able to cause Denison or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for Parker, Denison or any subsidiary after purchase of the Shares pursuant to the Offer or the Compulsory Acquisition.

Austrian Competition Laws. Notification of the Offer to the Austrian Cartel Court is required under Chapter 5 of the Austrian Cartel Act of 1988 which provides that, when notification is required, an acquisition of an undertaking may not be completed until notification has been made and clearance has been granted by the Cartel Court. The Offer is therefore conditional on clearance of the transaction by the Cartel Court.

Brazilian Competition Laws. Notification of the Offer to CADE is required under Law 8884. However, under the applicable Brazilian Law, there is no mandatory waiting period and transactions may close before clearance is granted by CADE.

Finnish Competition Laws. Notification of the Offer to the Finnish Competition Authority is required under the Act on Restrictions on Competition (480/92). Under that law, the parties may not take any steps to implement the transaction prior to clearance by the Finnish Competition Authority. The Offer is therefore contingent on clearance by the Finnish Competition Authority.

German Competition Laws. Notification of the Offer to the Federal Cartel Office is required under the German merger control rules (GWB Sections 35 and 39(1)), which provide that the Offer may not be completed prior to clearance by the Federal Cartel Office (GWB Section 41(1)) or expiration of the relevant waiting periods without the Federal Cartel Office having prohibited the Offer. The Offer is therefore conditional on approval of the transaction by the Federal Cartel Office.

21. Fees and Expenses

Georgeson Shareholder Communications Inc. has been retained by Parker as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. Parker will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith.

In addition, Mellon Investor Services LLC has been retained as the Depositary. Parker will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

Except as set forth above, Parker will not pay any fees or commissions to any broker dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Parker for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

22. Overseas Shareholders

The making of the Offer in, or to certain persons resident in or nationals or citizens of, jurisdictions outside the United Kingdom or the United States or to their nominees or trustees (“overseas persons”) may be prohibited or affected by the laws of the relevant jurisdiction. Such overseas persons should inform themselves about and observe any applicable legal requirements. No person receiving a copy of this Offer To Purchase and/or the Form of Acceptance and/or the Letter of Transmittal or any other offering document in any jurisdiction other than the United Kingdom or the United States may treat the same as constituting an invitation or offer to him nor should he in any event use such document if, in the relevant jurisdiction, such an invitation or offer cannot lawfully be made to him or such document cannot lawfully be used without contravention of any relevant registration or other legal requirements. In such circumstances this Offer To Purchase and/or Form of Acceptance and/or Letter of Transmittal or other offering document is sent for information purposes only. It is the responsibility of any such overseas person receiving a copy of any such document or wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Offer. This includes the obtaining of any governmental, exchange control or other consents which may be required, compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties or other requisite payments due in that jurisdiction by whomsoever payable and each of Parker, and any person acting on its behalf will be fully indemnified and held harmless by any such overseas person for whom Parker is required to pay any issue, transfer or other taxes, duties or payments. Overseas persons should consult their professional advisors as to whether they require any governmental, exchange control or other consents or need to comply with any other applicable legal requirements to enable them to accept the Offer.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facility of a national securities exchange of and should not be accepted in or from, or by any such use, means, instrumentality or facilities of, Australia, Canada or Japan. This includes, but is not limited to, facsimile transmission, e-mail, telex and telephone. Accordingly, copies of this Offer To Purchase, the Form of Acceptance, the Letter of Transmittal and any related offer documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from Australia, Canada or Japan. Except with the consent of Parker, persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send them in, into or from Australia, Canada or Japan, use any such mails, means, instrumentality or facility in connection with the Offer unless certain exemptions from the requirements for the relevant jurisdictions are applicable, and so doing may invalidate any related purported acceptance of the Offer. Persons wishing to tender Shares must not use the Australian, Canadian or Japanese mails or any such means, instrumentality or facility for any purpose directly or indirectly relating to acceptance of the Offer. Except with the agreement of Parker, envelopes containing a Form of Acceptance or Letter of Transmittal in respect of the Offer must not be postmarked in Australia, Canada or Japan or otherwise dispatched from those jurisdictions and all acceptors must provide addresses outside

Australia, Canada and Japan for the receipt of the consideration to which they are entitled under the Offer or for the return of the Form of Acceptance, Letter of Transmittal, share certificates, or other documents of title unless certain exemptions from the requirements of the relevant jurisdictions apply.

Except as provided below, a holder of Shares may be deemed not to have validly tendered Shares if that holder:

•	cannot give the representations and warranties set out in Section 3 — “Procedure for Tendering Shares” of this Offer To Purchase;

•	completes the relevant box of the Form of Acceptance or Letter of Transmittal with an address in Australia, Canada or Japan or has a registered address in Australia, Canada or Japan and in either case does not insert in the relevant box of the Form of Acceptance or Letter of Transmittal the name and address of a person or agent outside Australia, Canada or Japan to whom the holder wishes the consideration to which the holder is entitled under the Offer to be sent;

•	inserts in the relevant box of the Form of Acceptance or Letter of Transmittal the name and address of a person or agent in Australia, Canada or Japan to whom the holder wishes the consideration to which the holder is entitled under the Offer to be sent; or

•	the Form of Acceptance or Letter of Transmittal received from that holder is in an envelope postmarked in, or which otherwise appears to Parker or its agents to have been sent from, Australia, Canada or Japan.

Parker reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in Section 3 — “Procedure for Tendering Shares” of this Offer To Purchase could have been truthfully given by the relevant holder. If such investigation is made and, as a result, Parker cannot satisfy itself that such representations and warranties could have been so given, such acceptance may be rejected as invalid.

Persons receiving this Offer To Purchase, Form of Acceptance and/or Letter of Transmittal or any related offer document (including, without limitation, custodians, nominees and trustees) must not in connection with the Offer distribute or send it in or into any jurisdiction where to do so would or might contravene applicable securities laws or regulations. If an offer document is received by any person in such jurisdiction, or by the agent or nominee of such a person, he must not seek to accept the Offer except pursuant to an express agreement with Parker. If any person, despite these restriction and whether pursuant to contractual or legal obligation or otherwise, forwards this Offer To Purchase, the Form of Acceptance, the Letter of Transmittal or any related offering document in, into or from Australia, Canada or Japan or uses the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephones) of interstate or foreign commerce of, or any facilities of a national security exchange of Australia, Canada or Japan in connection with that forwarding, that person should:

•	inform the recipient of that fact;

•	explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

•	draw the attention of the recipient to the restriction in this Offer To Purchase.

The Offer extends to the persons to whom this Offer To Purchase and any related documents may not be dispatched and such persons may collect copies of those documents from the Information Agent at either of the addresses shown on the back cover page of this Offer To Purchase. Parker reserves the right to provide notice regarding any matter, including the making of the Offer, to all or any holders of Shares:

•	with a registered address outside the United Kingdom and the United States; or

•	whom Parker knows to be a custodian, trustee or nominee holding Shares for persons who are citizens, residents or nationals of jurisdictions outside the United Kingdom and the United States,

by announcement or by paid advertisement in a daily national newspaper(s) published and circulated in the U.K. (in which event such notice will be deemed to have been sufficiently given, notwithstanding any failure by such holder of Shares to receive or see such notice) and all references in this Offer To Purchase to notice or the provision of information in writing by or on behalf of Parker will be construed accordingly.

If any written notice from a holder of Shares withdrawing his acceptance is received in an envelope postmarked in, or which otherwise appears to Parker or its agents to have been sent from Australia, Canada or Japan, Parker reserves the right, in its absolute discretion, to treat that notice as invalid.

Notwithstanding anything to the contrary contained in this Offer To Purchase or any other offering document, Parker may make the Offer (with or without giving effect to the foregoing paragraphs of this Section 22) in Australia, Canada or Japan pursuant to an exemption under applicable law, and in this connection the representations and warranties set out in Section 3 of this Offer To Purchase will be varied accordingly. Parker reserves the right, in its absolute discretion, to treat any purported acceptance as invalid if it believes such acceptance may violate applicable legal or regulatory requirements. Any terms of the Offer relating to overseas holders of Shares may be waived, varied or modified as regards specific holders of Shares or on a general basis by Parker in its sole discretion. Subject to this discretion, the provisions set forth in this section supersede any terms of the Offer inconsistent with them.

A reference in this section to a holder of Shares includes the person or persons executing a Form of Acceptance or Letter of Transmittal and, in the event of more than one person executing a Form of Acceptance or Letter of Transmittal, the provisions of this section apply to them jointly and severally.

23. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Parker may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to shareholders in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Parker by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

Parker has filed with the Commission the Schedule TO pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 thereunder, containing certain additional information with respect to the Offer. The Schedule TO and any amendments to the Schedule TO, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 8 above (except that they will not be available at the regional offices of the Commission).

No person has been authorized to give any information or to make any representation on behalf of Parker not contained in this Offer To Purchase or in the Letter of Transmittal or in the Form of Acceptance and, if given or made, the information or representation must not be relied upon as having been authorized.

Neither the delivery of this Offer To Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Parker, Denison or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer To Purchase.

Parker-Hannifin Corporation

December 19, 2003

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARKER

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parker. Directors are identified with a single asterisk next to their names. Unless otherwise indicated below:

•	each individual has held his or her positions for more than the past five years;

•	the business address of each person is 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141,

•	the business telephone number of each person is (216) 896-3000; and

•	except for Messrs. Droxner and Müller, who are citizens of Germany, Mr. Mazzalupi, who is a citizen of Italy, and Mr. Ortino, who is a citizen of Argentina, all directors and officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Five-Year Employment History

LEE C. BANKS	Mr. Banks was elected as Vice President in October 2001 and named President of the Hydraulics Group effective October 1, 2003. He was President of the Instrumentation Group from July 2001 until September 2003, Vice President — Operations of the Climate & Industrial Controls Group from January 2001 to July 2001 and General Manager of the Skinner Valve Division from August 1997 to December 2000.

ROBERT B. BARKER	Mr. Barker was elected as Vice President in April 2003 and named President of the Aerospace Group effective March 2003. He was Vice President — Operations of the Aerospace Group from April 1996 to March 2003.

ROBERT W. BOND	Mr. Bond was elected as Vice President in July 2000 and named President of the Automation Group effective April 2000. He was Vice President — Operations of the Fluid Connectors Group from July 1997 to April 2000.

*JOHN G. BREEN	Mr. Breen has served as a Director of Parker since 1980. He is Chairman of the Compensation and Management Development Committee and a member of the Finance Committee. Now retired, Mr. Breen was the Chairman of the Board of The Sherwin Williams Company (paints and coatings) until May 2000 and Chief Executive Officer of Sherwin Williams until October 1999. Mr. Breen is also a Director of Goodyear Tire and Rubber Company, MeadWestvaco Corporation, The Sherwin Williams Company, The Stanley Works and The Armada Fund.

*DUANE E. COLLINS	Mr. Collins has served as a Director of Parker since 1992. Mr. Collins has been Chairman of the Board of Directors since October 1999. He was previously the Chief Executive Officer of Parker from July 1993 to July 2001 and the President of Parker from July 1993 to February 2000. Mr. Collins is also a Director of MeadWestvaco Corporation, National City Corporation and The Sherwin Williams Company.

LYNN M. CORTRIGHT	Mr. Cortright was elected as Vice President in January 1999 and named President of the Climate & Industrial Controls Group effective November 1998. He was President of the Latin American Group from November 1987 to November 1998.

DANA A. DENNIS	Mr. Dennis was elected as Vice President in October 2001 and as Controller effective July 1999. He was Vice President/Controller of the Automation Group from August 1997 to July 1999.

HEINZ DROXNER	Mr. Droxner was elected as Vice President and named President of the Seal Group effective January 2002. He was President of the Seal Group Europe from July 1999 to January 2002 and General Manager of the O-Ring Division Europe from October 1987 to July 1999.`

WILLIAM G. ELINE	Mr. Eline was elected as Vice President — Chief Information Officer effective August 2002. He was Vice President — Information Technology International from July 2000 to August 2002 and Vice President — Enterprise Systems International from October 1987 to July 2000.

DANIEL T. GAREY	Mr. Garey has been an officer since 1995 and is Vice President — Human Resources.

PAMELA J. HUGGINS	Ms. Huggins was elected as Vice President and Treasurer in April 2003. She was Vice President and Controller of the Filtration Group from June 2000 to April 2003 and Corporate Financial Services Manager from April 1996 to June 2000.

MARWAN M. KASHKOUSH	Mr. Kashkoush was elected as Vice President in July 2000 and named Vice President of Worldwide Sales and Marketing in October 2003. He was President of the Hydraulics Group in February 2000 until September 2003, President of the European Operations of the Hydraulics Group from February 1999 to February 2000 and Group Vice President-Sales and Marketing of the Hydraulics Group from July 1997 to February 1999.

*WILLIAM E. KASSLING	Mr. Kassling has served as a Director of Parker since 2001. He is a member of the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Kassling has been Chairman of the Board of Wabtec Corporation (technology-based equipment for the rail industry) since 1990. Wabtec Corporation is located at 1001 Air Bake Avenue, Wilmerding, PA 15148. He was previously the Chief Executive Officer of Wabtec from March 1990 to February 2001 and the President of Wabtec from March 1990 to February 1998. Mr. Kassling is also a Director of Scientific Atlanta, Inc.

*ROBERT J. KOHLHEPP	Mr. Kohlhepp was elected to the Board of Directors in July 2002. He is Chairman of the Finance Committee and a member of the Audit Committee. Mr. Kohlhepp has been Vice Chairman of Cintas Corporation (uniform rental) since July 2003 and has been a Director of Cintas since 1979. Cintas Corporation’s business address is 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737. He was the Chief Executive Officer of Cintas from August 1995 to July 2003.

*PETER W. LIKINS	Dr. Likins has served as a Director of Parker since 1989. He is a member of the Audit Committee and the Compensation and Management Development Committee. Dr. Likins is President of the University of Arizona, the address of which is the University of Arizona, Tuscon, Arizona 85721. Dr. Likins is also a Director of Consolidated Edison, Inc.

THOMAS W. MACKIE	Mr. Mackie was elected as Vice President in July 2000 and named President of the Fluid Connectors Group in July 2001. He was President of the Instrumentation Group from July 1997 to July 2001.

M. CRAIG MAXWELL	Mr. Maxwell was elected as Vice President — Technology and Innovation in July 2003. He was Vice President — Engineering and Innovation from January 2003 to July 2003; Business Unit Manager of the Fluid Control Division from July 2002 to January 2003; and Engineering Manager of the Racor Division from July 1998 to July 2002.

*GIULIO MAZZALUPI	Mr. Mazzalupi has served as a Director of Parker since 1999. He is a member of the Corporate Governance and Nominating Committee and the Finance Committee. Now retired, Mr. Mazzalupi was the President, Chief Executive Officer and a Director of Atlas Copco AB (industrial manufacturing) in Sweden until July 2002.

*KLAUS-PETER MÜLLER	Mr. Müller has served as a Director of Parker since 1998. He is a member of the Corporate Governance and Nominating Committee and the Finance Committee. Mr. Müller has been Chairman of the Board of Managing Directors of Commerzbank AG (international banking), located at Kaiserplatz, 60261 Frankfurt am Main in Frankfurt, Germany, since May 2001 and a member of the Board of Managing Directors of Commerzbank since 1990.

JOHN D. MYSLENSKI	Mr. Myslenski was elected as Executive Vice President of Sales, Marketing and Operations Support in October 2003 and named Senior Vice President in August 2002. He was Operating Officer from October 2001 until October 2003, a Corporate Vice President from October 2001 to December 2002; Vice President, Operations from July 2001 to October 2001; Vice President from October 1997 to July 2001; and President of the Fluid Connectors Group from July 1997 to July 2001.

*CANDY M. OBOURN	Ms. Obourn has served as a Director of Parker since 2002. She is a member of the Audit Committee and the Corporate Governance and Nominating Committee. Ms. Obourn has been Chief Operating Officer, Health Imaging Division of Eastman Kodak Company (photography and digital imaging) since January 2002 and has been Senior Vice President of Eastman Kodak since January 2000. She was previously Vice President of Eastman Kodak from 1993 to December 1999; and President, Document Imaging of Eastman Kodak from April 1998 to December 2001. Eastman Kodak Company’s business address is 343 State Street, Rochester, NY 14650. She served as Director of Cognos, Inc. through July 2002.

JOHN K. OELSLAGER	Mr. Oelslager was elected as Vice President in October 1997 and named President of the Filtration Group effective March 2000. He was President of the Automation Group from July 1997 to March 2000.

*HECTOR R. ORTINO	Mr. Ortino has served as a Director of Parker since 1997. He is Chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee. Mr. Ortino has been the President of Ferro Corporation (specialty materials) since February 1996 and has been Chief Executive Officer and Chairman of the Board of Ferro Corporation since April 1999. He was previously Chief Operating Officer of Ferro Corporation from February 1996 to April 1999. Ferro Corporation’s business address is 1000 Lakeside Avenue, Cleveland, Ohio 44114-7000. Mr. Ortino is also a Director of New York Life Insurance Company.

THOMAS A. PIRAINO	Mr. Piraino has been an officer since 1998 and is Vice President, General Counsel and Secretary.

TIMOTHY K. PISTELL	Mr. Pistell was elected as Vice President — Finance and Administration and Chief Financial Officer effective April 2003. He was a Vice President from October 2001 to April 2003; and Treasurer from July 1993 to April 2003.

*ALLAN L. RAYFIELD	Mr. Rayfield has served as a Director of Parker since 1984. He is Chairman of the Corporate Governance and Nominating Committee and a member of the Compensation and Management Development Committee. Now retired, Mr. Rayfield previously served as President, Chief Executive Officer and Director of M/A-COM, Inc. (microwave manufacturing) as Director of Arch Wireless from 1999 to 2001 and of Acme Metals.

*WOLFGANG R. SCHMITT	Mr. Schmitt has served as a Director of Parker since 1992. He is a member of the Audit Committee and the Compensation and Management Development Committee. Mr. Schmitt is the Chief Executive Officer of Trends 2 Innovation (strategic growth consultants), located in Wooster, Ohio. He was previously the Chairman of the Board of ValueAmerica, Inc. (on-line electronics and technology superstore) from November 1999 to May 2000 and Vice Chairman of the Board of Newell Rubbermaid Inc. (consumer products) from April 1999 to August 1999 as a result of the merger between Newell Co. and Rubbermaid Incorporated. Prior to the merger, he was the Chairman of the Board of Rubbermaid Incorporated (manufacturer of rubber and plastic products) since 1993 and the Chief Executive Officer since 1992.

ROGER SHERRARD	Mr. Sherrard was elected as a Vice President in October 2003 and named President of the Instrumentation Group effective November 1, 2003. He was General Manager of Parker’s Automation Actuator Division from May 2000 until October 2003 and Manufacturing Manager of the Automation Actuator Division from July 1997 until April 2000.

*DEBRA L. STARNES	Ms. Starnes has served as a Director of Parker since 1997. She is a member of the Compensation and Management Development Committee and the Finance Committee. Ms. Starnes is a Vice President and Managing Director, Houston Region of The Innis Company (human resource consulting firm, the business address of which is 1300 Post Oak Boulevard, Suite 725, Houston, Texas 77056). Ms. Starnes was an independent Consultant from October 2001 to January 2003; Senior Vice President, Organizational and Process Change, of Lyondell Chemical Company (petrochemical production) from May 2000 to October 2001; and Senior Vice President, Intermediate Chemicals, of Lyondell from July 1998 to April 2000.

*DENNIS W. SULLIVAN	Mr. Sullivan has served as a Director of Parker since 1983. Mr. Sullivan is Executive Vice President of Parker. Mr. Sullivan is also a Director of Ferro Corporation and KeyCorp.

NICKOLAS W. VANDE STEEG	Mr. Vande Steeg was named Executive Vice President and Chief Operating Officer in October 2003. He was a Senior Vice President from August 2002 until October 2003 and was elected as Operating Officer effective January 2002. He was a Corporate Vice President from January 2002 to August 2002; Vice President from September 1995 to January 2002; and President of the Seal Group from 1987 to January 2002. He served as Director of Trimble Navigation Ltd. until July 2003.

*DONALD E. WASHKEWICZ	Mr. Washkewicz has served as a Director of Parker since 2000. Mr. Washkewicz has been the Chief Executive Officer of Parker since July 2001 and the President of Parker since February 2000. He was previously the Chief Operating Officer of Parker from February 2000 to July 2001 and a Vice President of Parker and President of the Hydraulics Group of Parker from October 1997 to February 2000.

Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. Manually signed facsimile copies of the Form of Acceptance, however, will not constitute valid delivery of the Form of Acceptance. The Letter of Transmittal, the Form of Acceptance certificates, ADRs evidencing ADSs, A Ordinary Shares and any other required documents should be sent or delivered by each shareholder of Denison or his broker dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail:	By Hand:	Overnight Courier:

c/o Mellon Investor Services LLC	c/o Mellon Investor Services LLC	c/o Mellon Investor Services LLC
Post Office Box 3301	120 Broadway, 13th Floor	85 Challenger Road
South Hackensack, NJ 07606	New York, NY 10271	Ridgefield Park, NJ 07660
Attn: Reorganization Department	Attn: Reorganization Department	Attn: Reorganization Department

By Facsimile Transmission (Not Applicable to Form of Acceptance):

(201) 296-4293

Telephone Confirmation:

(201) 296-4860

Questions and requests for assistance may be directed to the Information Agent at its respective address and telephone numbers listed below. Additional copies of this Offer To Purchase, the Letter of Transmittal, the Form of Acceptance and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Parker’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, NY 10004

(800) 843-9819 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

U.K. and European Shareholders Contact:

Georgeson Shareholder

Crosby Court, 38 Bishopsgate

London, EC2N 4AF, England

Freephone: 00 800 3333 44 33

Banks and Brokers call:

0044 207 335 8730